SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	an announcement on results for the year ended December, 31 2007, of China Petroleum & Chemical Corporation (the “Registrant”);

2.	announcement on the proposal relating to amendments to the articles of association of the Registrant; and

3.	announcement on the proposal relating to the issue of domestic corporate bonds by the Registrant;

each made by the Registrant on April 3, 2008.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: April 7, 2008

3

Document 1

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Results for the Year Ended 31 December 2007

§1.	Important Notice

1.1
The Board of Directors (the “Board of Directors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and the Directors, Supervisors and Senior Management warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report. The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). Investors should read the annual report for the year 2007 for more details.

1.2
The annual report for this year has been approved unanimously at the nineteenth meeting of the Third Session of the Board of Directors. No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the annual report.

1.3
Mr. Yao Zhongmin, Director of Sinopec Corp., could not attend the nineteenth meeting of the Third Session of the Board of Directors for reason of offical duties. Mr. Yao Zhongmin, authorised Mr. Wang Tianpu, Director, to vote on his behalf in respect of the resolutions put forward in the meeting of the Board.

1.4
The financial statements for the year ended 31 December 2007 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued unqualified opinions on the financial statements.

1.5
Mr. Su Shulin (Chairman of the Board), Mr. Wang Tianpu (President), Mr. Dai Houliang (Director and Chief Financial Officer) and Mr. Liu Yun (Head of the Corporate Finance Department) warrant the authenticity the completeness of the financial statements contained in the annual report for the year ended 31 December 2007.

§2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
Registered address and office address	6A Huixindong Street, Chaoyang District, Beijing, China
Postcode	100029
Website	http://www.sinopec.com
E-mail	ir@sinopec.com / media@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr.Wang Tianpu	Mr. Chen Ge	Mr. Chen Ge	Mr. Huang Wensheng
Address	6A Huixindong Street, Chaoyang District, Beijing, China
Tel	86-10-6499 0060	86-10-6499 0060	86-10-6499 0060	86-10-6499 0060
Fax	86-10-6499 0022	86-10-6499 0022	86-10-6499 0022	86-10-6499 0022
E-mail	ir@sinopec.com / media@sinopec.com

§3.	SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Principal accounting data and financial indicators prepared under the PRC Accounting Standards for Business Enterprises (“ASBE”) for the year 2007

3.1.1	Principal accounting data

	For the years ended 31 December
	2007	2006			2005
		as restated*	as previously reported*	Change
Items	RMB millions	RMB millions	RMB millions	(%)	RMB millions

Operating income	1,204,843	1,061,669	1,071,402	13.5	793,773
Profit before taxation	82,911	75,383	73,252	10.0	61,854
Net profit attributable to equity shareholders of the Company	54,947	52,086	50,664	5.5	40,022
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	49,622	50,135	48,573	(1.0)	35,640
Net cash flow from operating activities	124,250	98,870	102,587	25.7	84,738

	At 31 December
	2007	2006			2005
		as restated*	as previously reported*	Change
Items	RMB millions	RMB millions	RMB millions	(%)	RMB millions

Total assets	718,572	602,720	594,550	19.2	526,495
Shareholders’ equity attributable to equity shareholders of the Company	300,949	259,382	254,875	16.0	218,533

3.1.2	Principal financial indicators

	For the years ended 31 December
	2007	2006			2005
		as restated*	as previously reported*	Change
Items	RMB	RMB	RMB	(%)	RMB

Basic earnings per share	0.634	0.601	0.584	5.5	0.462

Diluted earnings per share	0.634	0.601	0.584	5.5	0.462

Basic earnings per share (before extraordinary gain and loss)	0.572	0.578	0.560	(1.0)	0.411

Fully diluted return on net assets (%)	18.26	20.08	19.88	(1.82)	18.31
				percentage points
Weighted average return on net assets (%)	19.52	21.72	21.46	(2.20)	19.56
				percentage points
Fully diluted return (before extraordinary gain and loss) on net assets (%)	16.49	19.33	19.06	(2.84)	16.31
				percentage points
Weighted average return (before extraordinary gain and loss) on net assets (%)	17.63	20.90	20.57	(3.27)	17.42
				percentage points
Net cash flow from operating activities per share	1.433	1.140	1.183	25.7	0.977

	At 31 December
	2007	2006			2005
		as restated*	as previously reported*	Change
Items	RMB	RMB	RMB	(%)	RMB

Net assets attributable to equity shareholders of the Company per share	3.471	2.992	2.940	16.0	2.521

*	Figure as previously reported are prepared in accordance with the PRC Accounting Rules and Regulations, where those as restated are prepared in accordance with ASBE.

3.1.3	Extraordinary items and corresponding amounts:

Items	For the year ended 31 December 2007 (Income)/Expenses
RMB millions

Loss on disposal of fixed assets	805
Employee reduction expenses	399
Donations	158
Gain on disposal of long-term equity investments	(1,475)
Other non-operating income and expenses	(5,732)
Written back of provisions for impairment losses in previous years	(586)
Profit or loss of subsidiaries generated from a business combination involving entities under common control before acquisition date	205
Subtotal	(6,226)
Tax effect	450
Total	(5,776)
Attributable to:
Equity shareholders of the Company	(5,325)
Minority interests	(451)

 Accounting captions measured by fair value

Items	Beginning of the year	End of the year	Change within the year	Effects on the profit before taxation of the year
	RMB millions	RMB millions	RMB millions	RMB millions

Available-for-sale financial assets	157	653	496	—
Embedded derivative component of convertible bonds	—	3,211	3,211	(3,211)

3.2	Principal accounting data and financial indicators prepared under Internaional Financial Reporting Standards (“IFRS”) for the year 2007

Item	For the year ended 31 December 2007	For the year ended 31 December 2006	Increase/ decrease (%)	For the year ended 31 December 2005

Operating profit (RMB millions)	85,864	80,632	6.5	67,977
Profit attributable to shareholders (RMB millions)	56,533	53,603	5.5	41,354
Basic and diluted earnings per share (RMB)	0.652	0.618	5.5	0.477
Return on capital employed (%)	12.0%	12.8%	(0.8)	12.0%
			percentage points
Net cash generated from operating activities per share (RMB)	1.379	1.067	29.2	0.902

Item	At 31 December 2007	At 31 December 2006	Increase/ decrease (%)	At 31 December 2005

Current assets (RMB million)	185,116	146,490	26.4	148,984

Current liabilities (RMB million)	265,355	216,372	22.6	177,706
Total Assets (RMB million)	732,725	610,832	20.0	545,153
Equity attributable to equity shareholders of the Company (RMB million)	307,433	264,334	16.3	226,099
Net assets per share (RMB)	3.546	3.049	16.3	2.608
Adjusted net assets per share (RMB)	3.466	2.976	16.5	2.548

3.3	Material differences between ASBE and IFRS

√ Applicable	□ Not applicable

	ASBE	IFRS

Net profit (RMB million)	57,153	58,743

Explanation on the differences	See Subsection 9.2.3

§4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

√ Applicable	□ Not applicable

Unit: 1,000 Shares

		Pre-movement			Increase/(decrease)				Post-movement
		Numbers	Percentage %	New shares issued	Bonus issued	Conversion from reserves	Others	Sub-total	Number	Percentage %

Shares with selling restrictions		66,337,951	76.51	—	—	—	(4,915,029)	(4,915,029)	61,422,922	70.84
1	State-owned shares	65,758,044	75.84	—	—	—	(4,335,122)	(4,335,122)	61,422,922	70.84
2	State-owned legal person shares	579,907	0.67	—	—	—	(579,907)	(579,907)	—	—
3	Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
4	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
Shares without selling restrictions		20,364,488	23.49	—	—	—	4,915,029	4,915,029	25,279,517	29.15
1	RMB ordinary shares	3,584,000	4.13	—	—	—	4,915,029	4,915,029	8,499,029	9.80
2	Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3	Shares listed overseas	16,780,488	19.35	—	—	—	—	—	16,780,488	19.35
4	Others	—	—	—	—	—	—	—	—	—
Total Shares		86,702,439	100.00	—	—	—	—	—	86,702,439	100.00

Note:	Percentage of individual items may not add up to total figure due to rounding.

Changes in shares with selling restrictions

Unit: 1,000 Shares

Name of shareholders	Number of shares with selling restriction at beginning of the year	Number of shares with selling restriction expired during the year	Number of shares with selling restriction added during the year	Number of shares with selling restriction at end of the year	Reasons of selling restriction	Date when selling restriction expired

China Petrochemical Corporation	65,758,044	4,335,122	0	61,422,922	A-Share reform	16 October 2007
Guotai Junan Securities Co. Ltd.	579,907	579,907	0	0	A-Share reform	16 October 2007

Total	66,337,951	4,915,029	0	61,422,922

4.2
Number of shareholders and shareholdings of principal shareholders

Number of shareholders of Sinopec Corp. as at 31 December 2007 was 950,877, including 944,043 holders of A Shares and 6,834 holders of H Shares. The public float of Sinopec Corp. satisfied the requirement of The Rules Governing The Listing of Securities On The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

(1)	Top ten shareholders

Unit: 1,000 shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares in issue at the end of reporting period	Number of shares held at the end of reporting period	Number of shares with selling restrictions	Number of pledges or lock-ups
		%

China Petrochemical Corporation	State-owned shares	75.84	65,758,044	61,422,922	0
HKSCC (Nominees) Limited	H Shares	19.26	16,699,595	0	N/A
Guotai Junan Securities Co. Ltd.	State-owned	0.67	579,906	0	533,530 (Pledge)
	legal person shares				38,230 (Lock-up)
E Fund 50 Index Equity Investment Fund	A Shares	0.15	130,790	0	0
Shanghai Stock Exchange Tradable Open-end Index Securities Investment Fund	A Shares	0.10	84,725	0	0
Harvest Shanghai & Shenzhen 300 Index Securities Investment Fund	A Shares	0.09	75,918	0	0
Bosera Thematic Sector Equity Securities Investment Fund	A Shares	0.08	70,229	0	0
Bank of Communication Schroders Blue Chip Securities Investment Fund	A Shares	0.06	50,257	0	0
China Post Core Growth Securities Investment Fund	A Shares	0.05	44,000	0	0
China Life Insurance Company Limited – Dividend
– Individual Dividend – 005L
– FH002 Shanghai	A Shares	0.04	37,000	0	0

(2)	Top ten shareholders of shares without selling restrictions

Unit: 1,000 shares

Name of shareholders	Number of shares without selling restrictions	Type of shares held

HKSCC (Nominees) Limited	16,699,595	H Shares
China Petrochemical Corporation	4,335,122	A Shares
Guotai Junan Securities Co. Ltd.	579,906	A Shares
E Fund 50 Index Equity Investment Fund	130,790	A Shares
Shanghai Stock Exchange tradable Open-end Index Securities Investment Fund	84,725	A Shares
Harvest Shanghai & Shenzhen 300 Index Securities Investment Fund	75,918	A Shares
Bosera Thematic Sector Equity Securities Investment Fund	70,229	A Shares
Bank of Communication Shrodes Blue Chip Securities Investment Fund	50,257	A Shares
China Post Core Growth Securities Investment Fund	44,000	A Shares
China Life Insurance Company Limited – Dividend
– Individual Dividend – 005L – FH002 Shanghai	37,000	A Shares

Statement on the connection or activities in concert among the above mentioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders and top ten shareholders of shares without selling restrictions.

4.3	Information about the controlling shareholder and the effective controller

4.3.1	Changes of the controlling shareholder and the effective controller in the reporting period

□ Applicable	√ Not applicable

4.3.2	Changes in the controlling shareholders and the effective controller

(1)
Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation (“Sinopec Group Company”). Established in July 1998, Sinopec Group Company is a state authorised investment organisation and a state-owned enterprise. Its registered capital is RMB 104.9 billion, and the legal representative is Mr. Su Shulin. Through reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

(2)	Except for HKSCC (Nominees) Limited, no other legal person shareholders hold 10% or more of shares of Sinpec Corp.

(3)	Basic information of the effective controller

China Petrochemical Corporation is the effective controller of Sinopec Corp.

4.3.3	Diagram of the equity and controlling relationship between Sinopec Corp. and its effective controller

§5.	Directors, Supervisors and Senior Management and Employees

5.1	Information on the changes in the shares held by the Directors, Supervisors and Senior Management and employees

□ Applicable	√ Not applicable

5.1.1	Information of Directors

Name	Gender	Age	Position with Sinopec Corp	Term of Office	Whether paid by the holding Company	Shares held at Sinopec Corp. (as at 31 December)		Remuneration paid by the Company in 2007 (RMB thousand, before tax)
						2007	2006

Su Shulin	Male	46	Chairman	2007.08-2009.05	Yes	0	0	peid by the shareholder’s work unit

Zhou Yuan	Male	60	Vice Chairman	2006.05-2009.05	Yes	0	0	peid by the shareholder’s work unit

Wang Tianpu	Male	45	Director, President	2006.05-2009.05	No	0	0	825

Zhang Jianhua	Male	43	Director, Senior Vice President	2006.05-2009.05	No	0	0	789
Wang Zhigang	Male	50	Director, Senior Vice President	2006.05-2009.05	No	0	0	789

Dai Houliang	Male	44	Director, Senior Vice President, CFO	2006.05-2009.05	No	0	0	691

Liu Zhongli	Male	73	Independent Non-executive Director	2006.05-2009.05	No	0	0	240 (Fees)

Shi Wanpeng	Male	70	Independent Non-executive Director	2006.05-2009.05	No	0	0	240 (Fees)

Li Deshui	Male	63	Independent Non-executive Director	2006.05-2009.05	No	0	0	240 (Fees)

Yao Zhongmin	Male	55	Director	2006.05-2009.05	No	0	0	65 (Fees)

Fan Yifei	Male	44	Director	2006.05-2009.05	No	0	0	65 (Fees)

5.1.2	Supervisors

Name	Gender	Age	Position with Sinopec Corp	Term of Office	Whether paid by the holding Company	Shares held at Sinopec Corp. (as at 31 December)		Remuneration paid by the Company in 2007 (RMB thousand, before tax)
						2007	2006

Wang Zuoran	Male	57	Chairman of Supervisory Board	2006.05-2009.05	Yes	0	0	peid by the shareholder’s work unit

Zhang Youcai	Male	66	Vice Chairman of Supervisory Board and Independent Supervisor	2006.05-2009.05	No	0	0	240 (Fees)

Kang Xianzhang	Male	59	Supervisor	2006.05-2009.05	Yes	0	0	peid by the shareholder’s work unit

Zou Huiping	Male	47	Supervisor	2006.05-2009.05	No	0	0	296

Li Yonggui	Male	67	Independent Supervisor	2006.05-2009.05	No	0	0	240 (Fees)

Su Wensheng	Male	51	Employee Representative Supervisor	2006.05-2009.05	No	0	0	378

Zhang Jitian	Male	60	Employee Representative Supervisor	2006.05-2009.05	No	0	0	296

Cui Guoqi	Male	54	Employee Representative Supervisor	2006.05-2009.05	No	0	0	387

Li Zhonghua	Male	56	Employee Representative Supervisor	2006.05-2009.05	No	0	0	297

5.1.3	Other Members of the Senior Management

Name	Gender	Age	Position with Sinopec Corp	Whether paid by the holding Company	Shares held at Sinopec Corp. (as at 31 December)		Remuneration paid by the Company in 2007 (RMB thousand, before tax)
					2007	2006

Cai Xiyou	Male	46	Senior Vice President	No	0	0	789
Zhang Kehua	Male	54	Vice President	No	0	0	361
Zhang Haichao	Male	50	Vice President	No	0	0	457
Jiao Fangzheng	Male	45	Vice President	No	0	0	259
Chen Ge	Male	45	Secretary to the Board of Directors	No	0	0	378

Note:
The Company does not apply share incentive scheme. The above remuneration does not include the delayed payment of RMB5,249 thousand which is payable to directors, supervisors and other senior management in 2004-2006, as per requirement of Chinese Government and sinopes Corp.

5.2
NEW APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

On June 22, 2007, Mr. Chen Tonghai, resigned as Director and the Chairman of the Board of Directors for personal reason.

At the eleventh meeting of the Third Session of the Board of Directors held on 24 June 2007, Mr. Su Shulin was nominated as the candidate of Director.

At the second Extraordinary General Meeting shareholders of Sinopec Corp. for 2007 held on August 10, 2007, Mr. Su Shulin was elected Director on the Third Session of the Board of Directors, and was elected Chairman on the Third Session of the Board of Directors at the thirteenth meeting.

§6	Report of the Board of Directors

6.1	Business review in the reporting period

6.1.1
Business review

In 2007, the Chinese economy continued to grow rapidly with a GDP growth rate of 11.4%. The demand for petroleum and petrochemical products has been increasing steadily. Facing the situation of the continuous increase in crude oil prices in international markets and the domestic tight control on the prices of refined oil products, the Company sticks to the strategy of taking the market as the basis and the profit as the focus of operation. By leveraging the overall advantages, optimising the production and the operation, strengthening the intensive management, promoting the technological advancement, and stressing the importance of energy saving and effluent reduction, great achievements have been made in the performance of the Company with concerted efforts from all the employees.

6.1.1.1	Review of Market Environment

(1)
Crude oil market

In 2007, the continuous increase in the price of crude oil in international markets has been witnessed, especially in the fourth quarter.  The Platt’s Brent Spot Price has risen by 11.3% on a year-on-year basis. Price trends of domestic crude oil are in line with international markets.

(2)
Refined oil products market

In 2007, domestic demand for chemical products continued to maintain a stable growth. According to the statistics of the Company, the domestic consumption of three major synthetic materials, namely synthetic resin, synthetic fiber and synthetic rubber increased by 9.7%, 14.1%, and 16.0% respectively over last year. The domestic ethylene equivalent consumption increased by 7.8% over last year. The overall prices of the chemical products in the domestic market continue to fluctuate at a high level.

(3)
Chemicals market

In 2007, domestic demand for chemical products continued to maintain a stable growth. According to the statistics of the Company, the domestic consumption of three major synthetic materials, namely synthetic resin, synthetic fiber and synthetic rubber increased by 9.7%, 14.1%, and 16.0% respectively over last year. The domestic ethylene equivalent consumption increased by 7.8% over last year. The overall prices of the chemical products in the domestic market continue to fluctuate at a high level.

6.1.1.2	Production and Operation

(1)
Exploration and Production

In 2007, by taking the advantage of high crude oil prices, the Company further carried out its strategy of expanding oil and gas resources. In terms of exploration, the deployment of the exploration activities has been optimised. Through progressive exploration in mature fields, and enhanced efforts in marine facies blocks, reserve of oil and natural gas has increased continuously. Significant breakthroughs of exploration have been made  in such regions as Aiding block in Tahe Oil Field in the West and hidden hill of Mesozoic Era of Dongpu in the East. The Company completed 12,466 kilometers of 2D seismic and 9,317 square kilometers of 3D seismic and drilled 557 exploration wells with a total footage of 1,708 kilometers. The newly added proved reserve of oil and gas was 647 million barrels of oil equivalent. In terms of development, the commence of construction of the Sichuan-East China Gas project broke a new ground for the Company’s fast development in the natural gas business. Meanwhile, the construction of production capacity in key production areas has been enhanced and the development scheme of reserve through enhanced efforts in developing low-yield reserves has been optimised, resulting in steady increase in oil and gas production. In 2007, the Company drilled 2,976 development wells, with total footage of 7,247 kilometers. The newly added crude oil capacity was 6.05 million tonnes per year and the newly added capacity of natural gas was 1.66 billion cubic meters per year. On the basis of maintaining stable production in the eastern mature fields for several years, the Company took a faster pace in increasing production capacities in new blocks in the western area. The production in Tahe oil field has reached 5 million tonnes per year for the first time.

Summary of Operations of the Exploration and Production Segment

	2007	2006	2005	Change from 2006 to 2007 (%)

Crude oil production (mmbbls)	291.67	285.19	278.82	2.3
Natural gas production (bcf)	282.6	256.5	221.9	10.2
Newly added proved reserves of crude oil (mmbbls)	21	286	306	(92.7)
Newly added proved reserves of natural gas (bcf)	3,756.7	161.5	140.6	2,226.1
Year-end proved reserves of crude oil (mmbbls)	3,024	3,295	3,294	(8.2)
Year-end proved reserves of natural gas (bcf)	6,330.8	2,856.7	2,951.7	121.6
Year-end proved reserves of crude oil and natural gas (mmboe)	4,079	3,771	3,786	8.2

Note:	the production volume of crude oil is calculated based on 1 tonne = 7.1 barrels the production volume of natural gas is calculated based on 1 cubic metres = 35.321 cubic inches

(2)
Refining

In 2007, the Company strengthened the operational management of the refining facilities, optimised the maintenance arrangement, actively organised the high-load production and adjusted the product structure so as to increase the production of gasoline and diesel and high value-added products, which has contributed to ensure refined oil products supply in the domestic market. The Company adhered to the strategy of diversifying crude oil sources, increasing the throughput of lower quality crude oil and reducing the purchasing cost of crude oil. The Company processed 156 million tonnes of crude oil in 2007, up by 6.3% over 2006. The total production of the refined oil products reached 93.09 million tonnes, representing an increase of 6.7% over 2006.

Summary of Production of the Refining Segment

	2007	2006	2005	Change from 2006 to 2007 (%)

Crude oil throughput (thousand bbls/day)	3,132.9	2,946.5	2,817.9	6.3
Gasoline, diesel and kerosene production
(million tonnes)	93.09	87.21	84.53	6.7
of which: Gasoline (million tonnes)	24.69	23.00	22.98	7.3
Diesel (million tonnes)	60.08	57.86	54.92	3.8
Kerosene (million tonnes)	8.32	6.35	6.63	31.0
Light chemical feedstock production (million tonnes)	23.47	22.74	21.10	3.2
Light products yield (%)	74.48	74.75	74.16	(0.27)
				percentage points
Refining yield (%)	93.95	93.47	93.24	0.48
				percentage points

Note:
Refinery throughput is converted at 1 tonne to 7.35 barrels; the above date do not include the production of Zhanjiang Dongxing Petrochemical Company Limited and other four refineries that were acquired by the Company

(3)
Marketing and distribution

In 2007, the Company actively adapted itself to the changes in the market, gathered resources through various channels and made full use of the newly-built storage and transportation facilities so as to ensure sufficient supply to the market. Particularly, in the fourth quarter of 2007 when domestic shortage of refined oil products arised, the Company strengthened management of production and sales. Through purchasing from other parties and imports, the Company increased its supply of refined oil products, thereby guaranteeing  ensuring supply to the market, which is a significant contribution to the development of the economy and the society. By expanding retail and direct sales, the volume of retail and direct sales has increased remarkably. The amount of refined oil products sold through retail and direct sales accounted for more than 81% of its total sales volume. Efforts have also been made in improving the service function of the service stations, improving the service quality, facilitating the renovation of the service stations, encouraging the use of IC cards and expanding non-fuel businesses. Throughput per station has increased steadily. In 2007, the Company’s sales volume of refined oil products reached 119 million tonnes, representing a year-on-year increase of 6.9%, of which retail volume was 76.62 million tonnes, representing a year-on-year increase of 6.2%.

Summary of Operations of Marketing and Distribution Segment

	2007	2006	2005	Change from 2006 to 2007 (%)

Total domestic sales of refined oil products (million tonnes)	119.39	111.68	104.56	6.9

Of which: Retail volume (million tonnes)	76.62	72.16	63.52	6.2

Direct sales volume (million tonnes)	20.17	18.95	20.38	6.4

Wholesale volume (million tonnes)	22.60	20.57	20.66	9.9

Average annual throughput per service station (tonne/station)	2,697	2,577	2,321	4.7

Total number of service stations under SINOPEC brand	29,062	28,801	29,647	0.9

Of which: Number of company-operated service stations	28,405	28,001	27,367	1.4

Number of franchised service stations	657	800	2,280	(17.9)

(4)
Chemicals

In 2007, in view of the increasing domestic demand for chemical products, the Company made continuous efforts to increased efficiency of facilities. By increasing the production volume, strengthening the connection among production, sales and research, and the management of marketing, the goal of selling all products produced was reached and an increase has been witnessed in both production and efficiency. The Company adjusted its production volume according to the market demand. As a result, significant increase has been realised in the production of major chemical products. Moreover, operation of the facilities has also been steadily improved. In 2007, the total ethylene production was 6.53 million tonnes, representing an increase of 6.0% over 2006, and 29.85 million tonnes of chemical products were sold, representing a year-on-year increase of 1.0%.

Production of Major Chemicals			Unit: 1,000 tonnes

	2007	2006	2005	Change from 2006 to 2007 (%)

Ethylene	6,534	6,163	5,319	6.0
Synthetic resins	9,660	8,619	7,605	12.1
Synthetic rubbers	800	668	626	19.8
Monomers and polymers for synthetic fibers	8,018	7,242	6,725	10.7
Synthetic fibers	1,417	1,502	1,570	(5.7)
Urea	1,565	1,609	1,780	(2.7)

Note:	The operational data include 100% of the production of the two joint venture ethylene facilities, Shanghai Secco and BASF-YPC

(5)
Research and development

In 2007, in order to meet the requirements of production and operation, the Company successfully developed a number of new technologies. In the upstream, new technologies used to increase recovery rate has been developed. In the pilot experiment zone, the recovery rate can be increased by 12 percentage points. The technology to produce diesel that meets Euro IV standards enables the Company to produce diesel with low and super low sulfur contents . The Company successfully developed its own technology with intellectual property rights for polypropylene unit with round pipe process, with an annual output of 300,000 tonnes. The exploration technology for discovering subtle reservoirs , enhanced heat transfer technology for ethylene cracker furnace and application of technologies such as catalytic cracking to increase the production of propylene have succeeded with remarkable effects. Moreover, the Company conducted research on new and alternative fuels and conducted pilot tests of syngas-to-oil and bio-diesel. The S-Zorb technology for suffur removal of catalytic gasoline was commercialised. In 2007, the Company applied for 905 domestic patents, meanwhile 616 patents rights have been granted; and the Company also applied for 122 international patents, meanwhile 61 patents have been granted.

(6)
Energy conservation and emission reduction

In 2007, the Company made progress in energy conservation and effluent reduction. The newly compiled energy conservation administration system and the examination system for checking objectives and responsibilities were put into effect, the awareness for energy conservation and environment protection was further enhanced. Upgrading projects and technologies application programmes such as quality upgrading of refined oil products, coal-gasfication, substitution of oil with natural gas, utilisation of light hydrocarbon, upgrading of power grid, adjustment of water injection, heat integration, waste-heat recovery, sulfur removal of flue gas, recycling of waste water were further carried on. Compared with 2006, overall energy intensity dropped by 6.1%, industrial water consumption fell by 4.3%, and Chemical Oxygen Demand in waste water fell by 5.4%.

(7)
Cost saving

In 2007, the Company took various measures to reduce costs, such as leveraging the existing logistics system, optimising resource allocation, reducing transportation costs, furthur increasing the throughput of lower quality crude oil, reducing the procurement cost of crude oil and consumption of energy and materials in the production process by optimising operation of the facilities. In 2007, the Company effectively reduced RMB 3.06 billion in cost, among which the exploration and production segment, the refining segment, the marketing and distribution segment and the chemicals segment achieved total cost reduction of RMB 748 million, RMB 669 million, RMB 822 million, and RMB 821 million, respectively.

(8)
Capital expenditure

In 2007, total capital expenditure of the Company was RMB 109.282 billion, among which the expenditure for the exploration and production segment was RMB 54.498 billion. Fairly rich oil and gas reserve was found in the northeast of Sichuan Province, Aiding block in Tahe field, Dongpu trough, the subtle reservoir in the east of China, the deep layers in the west of Sichuan province and in Songnan block. The construction of Sichuan-East China Gas project has commenced. The capacity of newly built crude oil and natural gas production was 6.05 million tonnes and 1.66 billion cubic meters per annum respectively. The expenditure for the refining segment was RMB 22.763 billion. Smooth progress in the Qingdao Refinery Project has been achieved. The projects for upgrading the quality of the refined oil products, including Yanshan Petrochemical Company was put into operation. The expenditure for the marketing and distribution segment was RMB 12.548 billion. With this investment, the Company has further improved its refined oil products network through construction, acquisition and renovation of service stations and oil storage. Thereby, the Company’s leading role in the strategic market was consolidated, and 753 self-operated service stations were added. The expenditure for the chemicals segment was RMB 16.184 billion. Progress has also been seen in the integrated refinery and chemical projects in Fujian and Tianjin, and Zhenhai ethylene project. The total of expenditure for corporate and others amounted to RMB 3.289 billion. Progress has also been made in the information system construction.

6.1.2
Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s audited financial statements and the accompanying notes. Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRS.

6.1.2.1
Consolidated Results of Operations

In 2007, the Company’s turnover, other operating revenues and other income were RMB 1,209.7 billion, and the operating profit was RMB 85.9 billion, representing an increase of 13.4% and 6.5% over 2006, respectively. By seizing the favorable conditions provided by the steady growth of China’s domestic economy, the Company proactively expanded the market, extended oil and gas resources, optimised crude oil mix for processing, and increased the production of chemical products and sales volume of refined oil products. In addition, the Company reinforced safe production, energy saving and cost efficiency. As a result of the forgoing factors, the Company achieved good operating results in 2007.

The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods.

		Years ended 31 December
		2007	2006	Change
		RMB millions		(%)
Turnover, other operating revenues and other income		1,209,706	1,066,902	13.4

Of which:	Turnover	1,173,869	1,034,888	13.4
	Other operating revenues	30,974	26,853	15.3
	Other income	4,863	5,161	(5.8)
Operating expenses		(1,123,842)	(986,270)	13.9

Of which:	Purchased crude oil, products, and operating supplies and expenses	(970,929)	(854,236)	13.7

	Selling, general and administrative expenses	(37,843)	(37,514)	0.9

	Depreciation, depletion and amortisation	(43,315)	(33,554)	29.1

	Exploration expenses (including dry holes)	(11,105)	(7,983)	39.1

	Personnel expenses	(22,745)	(20,956)	8.5

	Employee reduction expenses	(399)	(236	69.1

	Taxes other than income tax	(34,304)	(29,330	17.0

	Other operating expenses, net	(3,202)	(2,461)	30.1
Operating profit		85,864	80,632	6.5
Net finance costs		(8,101)	(5,813)	39.4

Investment income and share of profits less losses from associates and jointly controlled entities		5,701	3,723	53.1

Profit before taxation		83,464	78,542	6.3

Taxation		(24,721)	(23,504)	5.2

Profit for the year		58,743	55,038	6.7

Attributable to:

Equity shareholders of the Company		56,533	53,603	5.5

Minority interests		2,210	1,435	54.0

(1)
Turnover, Other Operating Revenues and Other Income

In 2007, the Company’s turnover, other operating revenues and other income were RMB 1,209.7 billion, of which turnover was RMB 1,173.9 billion, representing an increase of 13.4% over 2006. These results were largely attributable to the increase in prices of domestic petroleum and petrochemical products and the Company’s efforts in expanding the sales volume of its petroleum and petrochemical products. In 2007, the Company’s other operating revenues were RMB 31.0 billion, representing an increase of 15.3% over 2006. At the end of 2007, the Company recognised a subsidy of RMB 4.9 billion.

The following table sets forth the Company’s external sales volume, average realised prices and the respective rates of change from 2006 to 2007 for the Company’s major products:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		change	Years ended 31 December		change
	2007	2006	(%)	2007	2006	(%)

Crude oil	4,431	4,027	10.0	3,110	3,210	(3.1)

Natural gas (million cubic meters)	5,817	5,366	8.4	811	789	2.8
Gasoline	35,177	32,661	7.7	5,408	5,224	3.5
Diesel	76,916	72,963	5.4	4,724	4,469	5.7
Kerosene	7,047	5,463	29.0	4,728	4,525	4.5
Basic chemical feedstock	10,230	9,693	5.5	6,200	5,831	6.3

Monomers and polymer for synthetic fiber	4,053	3,683	10.0	9,109	8,821	3.3
Synthetic resin	7,864	7,137	10.2	10,203	9,897	3.1
Synthetic fiber	1,501	1,613	(6.9	11,605	11,389	1.9
Synthetic rubber	958	800	19.8	13,738	13,928	(1.4)
Chemical fertilizer	1,574	1,651	(4.7)	1,659	1,650	0.5

Note:	The above crude oil and natural gas sold externally were self-produced

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemicals production and the remaining were sold to other customers. In 2007, the total revenue of crude oil, natural gas and other upstream products that were sold externally amounted to RMB 20.4 billion, representing an increase of 2.5% over 2006, accounting for 1.7% of the turnover, other operating revenues and other income. The increase was mainly due to the increase in the sales volume of the crude oil and the expansion of the Company’s natural gas business.

The Company’s refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. In 2007, the external sales revenue of petroleum products by these two segments were RMB 776.8 billion, accounting for 64.2% of the Company’s turnover, other operating revenues and other income, and representing an increase of 11.1% over 2006. The result comes from the fact that the Company took advantage of the high price of petroleum products, expanded the sales volume of the petroleum products, optimised the sales structure and expanded the markets of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 586.9 billion, accounting for 75.6% of the total turnover of refined petroleum products, and representing an increase of 12.6% over 2006. The turnover of other refined petroleum products was RMB 189.9 billion, representing an increase of 6.7% compared with 2006, and accounting for 24.4% of the total turnover of petroleum products.

The Company’s external sales revenue of chemical products was RMB 217.5 billion, accounting for 18.0% of its turnover, other operating revenues and other income, and representing a increase of 10.9% over 2006. This was mainly attributed to the fact that the Company took advantage of the high price level of the chemical products, expanded its sales volume.

(2)
Operating expenses

In 2007, the Company’s operating expenses were RMB 1,123.8 billion, representing an increase of 13.9% over 2006, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 970.9 billion, representing an increase of 13.7% over 2006, accounting for 86.4% of the total operating expenses, of which:

Crude oil purchase expense was RMB 483.9 billion, representing an increase of 8.9% over 2006. This expense accounted for 43.1% of the total operating expense, representing a decrease of 2 percentage points. With the rapid economic development in China, and the expanded market demand and the Company increased its throughput of crude oil that was purchased externally. In 2007, the total throughput of crude oil purchased externally reached 123.98 million tonnes (excluding the amounts processed for third parties), representing an increase of 4.8%. The average cost for crude oil purchased externally was RMB 3,903 per tonne, representing an increase of 3.9% over 2006.

In 2007, other purchasing expenses of the Company reached RMB 487.0 billion, accounting for 43.3% of the total operating expenses, representing an increase of 18.9%. The increase was mainly due to the increased costs of refined oil products and chemical raw materials purchased externally.

Selling, general and administrative expenses totaled were RMB 37.8 billion, representing an increase of 0.9% over 2006.

Depreciation, depletion and amortisation was RMB 43.3 billion, representing an increase of 29.1%, mainly due to the increased depreciation resulted from continuous investments in form of property, plant and equipment by the Company in recent two years.

Exploration expenses reached RMB 11.1 billion, representing an increase of 39.1%. The increase was mainly due to the Company’s increased efforts on exploration and forward study in the Southern marine facies blocks, such as the northeast and the west of Sichuan Province.

Personnel expenses were RMB 22.7 billion, representing an increase of 8.5%.

Employee reduction expenses: In 2007, the Company undertook an employee reduction expense of approximately RMB 0.4 billion for a total reduction of approximately 5,000 employees.

Taxes other than income tax were RMB 34.3 billion, representing an increase of 17.0% over 2006. The increase was mainly due to the increase of the special levy on crude oil income in the amount of RMB 2.5 billion, and the increase of the consumption tax levied on naphtha and other refined petroleum products in the amount of RMB 1.6 billion. In addition, city construction tax and education surcharge increased by RMB 0.8 billion.

Other operating expenses were RMB 3.2 billion, representing an increase of 30.1%. The increase was mainly due to the increase in impairment loss on long-lived assets, which increased by RMB 2.3 billion compared with 2006.

(3)	Operating profit In 2007, the Company’s operating profit was RMB 85.9 billion, representing an increase of 6.5% over 2006.

(4)
Net finance costs

In 2007, the Company’s net finance costs were RMB 8.1 billion, representing an increase of 39.4% over 2006. The increase was mainly due to the loss of RMB 3.2 billion fair value of the derivative instruments of the convertible bonds resulted from the fair value change.

(5)	Profit before taxation In 2007, the Company’s profit before tax was RMB 83.5 billion, representing an increase of 6.3% over 2006.

(6)	Taxation In 2007, the Company’s taxation was RMB 24.7 billion, representing an increase of 5.2% over 2006.

(7)
Profit attributable to minority interests

In 2007, profit for the year attributable to the minority interests of the Company reached RMB 2.2 billion, representing an increase of 54.0%. The increase was mainly due to increased profit from two of the Company’s consolidated subsidiaries Shanghai Petrochemical Company Limited and Fujian Petrochemical Company Limited.

(8)
Profit attributable to equity shareholders of the Company

In 2007, the Company’s profit attributable to equity shareholders of the Company was RMB 56.5 billion, representing an increase of 5.5% over 2006.

6.1.2.2
Assets, Liabilities, Equity and Cash Flows

The Company’s primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term borrowings.

(1)	Assets, liabilities and equity

Unit: RMB millions

	At 31	At 31
	December	December	Amount of
	2007	2006	Changes

Total assets	732,725	610,832	121,893
Current assets	185,116	146,490	38,626
Non-current assets	547,609	464,342	83,267
Total liabilities	399,967	324,175	75,792
Current liabilities	265,355	216,372	48,983
Non-current liabilities	134,612	107,803	26,809
Equity attributable to the equity
shareholders of the Company	307,433	264,334	43,099
Share capital	86,702	86,702	—
Reserves	220,731	177,632	43,099
Minority interests	25,325	22,323	3,002
Total equity	332,758	286,657	46,101

The Company’s total assets were RMB 732.7 billion, representing an increase of RMB 121.9 billion over 2006, of which:

The current assets reached RMB 185.1 billion, representing an increase of RMB 38.6 billion over 2006. The increase was mainly due to the increase in the international crude oil prices and other raw materials prices, which resulted in increased inventory of crude oil, other raw materials and finished goods by RMB 21.1 billion. In addition, accounts receivable and bills receivable increased by RMB 12.2 billion.

The non-current assets reached RMB 547.6 billion, representing an increase of RMB 83.3 billion over 2006. The increase was mainly due to the increase of construction in progress and property, plants and equipment under the investment plan of RMB 61.9 billion; the increase in interests in associates and jointly controlled entities of RMB 8.5 billion; and the increase of lease prepayments and deferred tax assets of RMB 8.9 billion.

The total liabilities reached RMB 400 billion, representing an increase of RMB 75.8 billion over 2006, of which:

The current liabilities reached RMB 265.4 billion , representing an increase of RMB 49.0 billion over 2006. The increase was mainly due to increased trade accounts payable and bills payable of RMB 30.7 billion in line with expanded operations of the Company and the increase in accrued expenses and other payables of RMB 20.0 billion.

The non-current liabilities reached RMB 134.6 billion, representing an increase of RMB 26.8 billion over 2006. The increase was mainly due to the net effect of increase in scale of direct financing activities and the increase in repayment of bank loans totaling RMB 19.7 billion; and the increase of other liabilities by RMB 7.8 billion.

Equity attributable to the equity shareholders of the Company reached RMB 307.4 billion, representing an increase of RMB 43.1 billion over 2006. The increase was mainly due to the increase in reserves.

(2)	Cash flow The following table sets forth the major items on the consolidated cash flow statements for the years ended 31 December 2006 and 31 December 2007.

	Unit: RMB millions

	Years ended 31 December
Major items of cash flow	2007	2006

Net cash flow from operating activities	119,594	92,507
Net cash flow from investing activities	(113,587)	(103,385)
Net cash flow from financing activities	(5,310)	2,878
Net changes in cash and cash equivalents	697	(8,000)

The net cashflow from operating activities was RMB 119.6 billion.

In 2007, the profit before taxation was RMB 83.5 billion, depreciation, depletion and amortisation was RMB 43.3 billion, dry hole costs was RMB 6.1 billion and accounts receivable and payable related to operating activities increase cash inflow of RMB 13.0 billion. In addition, the cash outflow for payment of income tax was RMB 27.7 billion.

Net cash outflow from investing activities was RMB 113.6 billion.

This was mainly due to the capital expenditure and exploration wells expenditure under investment plan of RMB 109.9 billion and purchase of subsidiaries, investments and investments in associates of RMB 5.5 billion.

Net cash outflow from financing activities was RMB 5.3 billion.

This was mainly due to the net amount for repayment of bank loans and other loans of RMB 20.8 billion, dividend paid of RMB 13.9 billion, distribution to China Petrochemical Corp. of RMB 5.7 billion cash and cash equivalents for the acquisition of assets from China Petrochemical Corp.; and the net cash inflows from issuance of bonds of RMB 34.4 billion.

(3)	Contingent liabilities Please refer to the “Significant Events” included in this announcement describing the Company’s material guarantees and the implementation of the guarantees.

(4)	Capital expenditure Please refer to “Capital Expenditure” in the section headed “Business Review and Prospects”.

(5)
Research and development expenses and environmental expenses

Research and development expenses refer to the expenses that were recognised during the period in which they incurred. In 2007, the Company’s research and development expenses were RMB 3.4 billion.

Environmental expenses refer to the normal pollutant dischange fees paid by the Company, excluding any capitalized costs for pollutant processing facilities. In 2007, the Company’s environmental expenses were RMB 2.1 billion.

(6)
Analysis of financial statements prepared under ASBE

The following table sets forth each of its segments’ income and profit from principal operations, costs of sales, taxes and surcharges, as prepared under ASBE.

	Years ended 31 December
	2007	2006

	RMB millions	RMB millions
Operating income
Exploration and Production Segment	145,667	143,094
Refining Segment	656,923	597,241
Marketing and Distribution Segment	662,854	593,558
Chemicals Segment	240,689	214,927
Others	456,830	262,125
Elimination of inter-segment sales	(958,120)	(749,276)

Consolidated operating income	1,204,843	1,061,669

Operating profit
Exploration and Production Segment	48,588	60,496
Refining Segment	(13,666)	(30,157)
Marketing and Distribution Segment	33,597	31,401
Chemicals Segment	13,416	14,377
Others	(1,448)	(1,866)
Financial expenses, investment income
and fair value loss	(2,345)	(2,011)

Consolidated operating profit	78,142	72,240

Net profit attributable to equity
shareholders of the Company	54,947	52,086

Operating profit: In 2007, the realised operating profits by the Company was RMB 78.1 billion, representing an increase of RMB 5.9 billion. This increase was mainly due to the fact that the Company took advantage of the pace of the steady growth of the domestic economy, expanded the market proactively, enlarged the production of oil and gas resources, optimised crude oil processing structure, increased the production volume of chemical products and sales volume of refined oil products and firmly stuck to the principle of saving energy and reducing cost.

Net profit: In 2007, the net profit attributable to the equity shareholders of the company is RMB 54.9 billion, representing an increase of 2.8 billion or 5.5%, over 2006.

Financial data prepared under ASBE:

		Unit: RMB millions
	31 December	31 December
	2007	2006	Changes
Total assets	718,572	602,720	115,852
Long-term liabilities	130,468	108,145	22,323
Shareholder’s equity	326,347	281,799	44,548

Analysis of changes:

Total assets: At the end of 2007, the Company’s total assets were RMB 718.6 billion, representing an increase of RMB 115.9 billion compared with that at the end of 2006. The change was primarily attributable to the increased investment project of RMB 77.4 billion in non-current assets including construction in progress and fixed assets, the increased inventories of crude oil, other raw materials and finished goods of RMB 21.1 billion resulted from the increase in international crude oil price and higher prices in other raw materials as well as the increase of RMB 12.2 billion in accounts receivable and bills receivable.

Long-term liabilities: At the end of 2007, the Company’s long-term liabilities were RMB 130.5 billion, representing an increase of RMB 22.3 billion compared with that at the end of 2006. Such increase was mainly caused by the net cash inflows of the increase in scale of direct financing activities and the repayment of bank loans of RMB 19.7 billion.

Shareholders’ equity: At the end of 2007, the shareholders’ equity of the Company were RMB 326.3 billion, representing an increase of RMB 44.5 billion compared with that at the end of 2006. The change was mainly the result of a realised net profit of RMB 57.2 billion in 2007 and final dividend for 2006 and interim dividend for the first half of 2007 of RMB 13.9 billion.

6.2	The Principal Operations Categorised by Business Segments The following data are extracted from the financial statements prepared under ASBE.

	Income from principal compared with operations	Cost of principal operations	Gross profit margin	Increase/ decrease from principal operations compared with the preceding year	Increase/ decrease of Cost of principal operations compared with the preceding year	Increase/ decrease of gross profit margin compared with the preceding year
Segment	(RMB millions)	(RMB millions)	(%)	(%)	(%)	(%)

Exploration and production	145,667	64,318	47.0	1.8	15.5	(6.7)
Refining	656,923	636,062	0.2	10.0	5.8	3.6
Chemicals	240,689	213,847	10.8	12.0	13.3	(1.1)
Marketing and distribution	662,854	601,576	9.1	11.7	11.2	0.3
Corporate and others	456,830	455,158	0.3	74.3	75.4	(0.6)
Elimination of inter-segment sales	(958,120)	(958,000)	N/A	N/A	N/A	N/A

Total	1,204,843	1,012,961	13.1	13.5	13.0	0.2

Note:	Gross profit margin=Income from principal operations- Cost of principal operations, tax and surcharge/Income from principal operations

6.3	Principal operations in different regions

□ Applicable                                             √ Not applicable

6.4	Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company’s net profit)

□ Applicable                                       √ Not applicable

6.5	Explain the reason of material changes in the principal operations and their structure

□ Applicable                                       √ Not applicable

6.6	Explain the reason of material changes in the principal operations’ earning power (gross profit ratio) as compared to the preceding year

□ Applicable                                       √ Not applicable

6.7
Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

See 6.1.1 “Business Review” and 6.1.2 “Management’s Discussion and Analysis”

Analyze the reason of material changes in the overall financial position as compared to the preceding year

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)

Items	2007	2006	Amount
	RMB	RMB	RMB	Percentage	Reasons for change
	millions	millions	millions	(%)

Bills receivable	12,851	8,462	4,389	51.9	Mainly due to the increase in operating income

Trade accounts receivable	22,947	15,144	7,803	51.5	Mainly due to the increase in operating income

Advance payments	9,402	5,331	4,071	76.4	Mainly due to the increase in prepaid accounts for purchasing materials

Long-term equity investments	31,335	23,544	7,791	33.1	Please refer to Note 12 to the financial statements prepared in accordance with ASBE

Construction in progress	95,408	53,000	42,408	80.0	Please refer to Note 14 to the financial statements prepared in accordance with ASBE

Intangible assets	15,232	9,265	5,967	64.4	Please refer to Note 15 to the financial statements prepared in accordance with ASBE

Deferred tax assets	10,192	6,760	3,432	50.8	Please refer to Note 18 to the financial statements prepared in accordance with ASBE

Bills payable	12,162	21,714	(9,552	(44.0	Mainly due to the change in settlement in order to cut the finance costs of bills payable

	At 31 December		Increase/(decrease)

Items	2007	2006	Amount
	RMB	RMB	RMB	Percentage	Reasons for change
	millions	millions	millions	(%)

Trade accounts payable	93,049	52,767	40,282	76.3	Mainly due to the increase in crude oil production and prices, which resulted in increase in accounts payable for purchasing crude oil

Other creditors	47,503	35,710	11,793	33.0	Please refer to Note 26 to the financial statements prepared in accordance with ASBE

Debentures payable	42,606	3,500	39,106	1,117.3	Please refer to Note 29 to the financial statements prepared in accordance with ASBE

Provision	7,613	5,310	2,303	43.4	Please refer to Note 30 to the financial statements prepared in accordance with ASBE

Deferred tax liabilities	1,492	1,020	472	46.3	Please refer to Note 18 to the financial statements prepared in accordance with ASBE

Exploration expenses, including dry hole costs	11,105	7,983	3,122	39.1	Please refer to the Management’s Discussion and Analysis

Impairment losses	7,458	1,004	6,454	642.8	Please refer to Note 38 to the financial statements prepared in accordance with ASBE

Investment income	5,756	3,769	1,987	52.7	Please refer to Note 40 to the financial statements prepared in accordance with ASBE

Minority interests	2,206	897	1,309	145.9	Mainly due to the increase in net profit of non wholly-owned subsidiaries

6.8
Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company’s financial conditions and operating result

□ Applicable                                √ Not applicable

6.9	Fulfillment of the predicted profit

□ Applicable                                √ Not applicable

6.10	Fulfillment of the operating plan

□ Applicable                                √ Not applicable

6.11	Use of the proceeds from share issue

□ Applicable                                √ Not applicable

6.12	Projects not funded by proceeds from share issue

√ Applicable                                □ Not applicable

	Capital
	investment
	in project	Project
Project name	Project progress	progress	Profit from project
	(RMB billion)
Exploration and production segment (excluding the capital expenditure of the oil production assets newly acquired)	54.50	Progressing smoothly	Newly added crude capacity6.72 million tons/year, newly added gas capacity 1.62 billion cubic meters per year

Refining segment	22.76	Progressing smoothly	Newly added 3 mta crude run capacity

Marketing and distribution segment	12.55	Progressing smoothly	Newly added 753 service stations

Chemical segment	16.18	Progressing smoothly	Newly added 0.25 mta of ethylene capacity, 0.1 mta of PTA capacity and 0.1 mta styrene-butadiene rubber capacity

Scientific research, information and other segment (excluding the capital expenditure of the jointly controlled entities)	3.29	Progressing smoothly	Further development of the ERP application

Total	109.28	—	—

6.13	Explanation of the board of directors about the accounting firm’s “non-standard comments”

☐ Applicable	√ Not applicable

6.14
Business Prospects

Market Outlook

Looking forward to 2008, China’s economy is expected to maintain a stable and rapid growth, which will result in the steady and continuous growth of the demand for basic energy products such as oil and natural gas, and basic raw materials such as chemical products. This will provide market opportunities for the development of the Company. In 2008, the crude oil prices are expected to continue to maintain at a high level, the domestic tight control on prices of refined oil products to continue and the prices of most petrochemical products to fluctuate at relatively high level. With further implementation of China’s strategy for sustainable development, there will be a more strict requirement for safe production, environmental protection, energy and resources conservation by the country.

Against such a market background, the Company will continue to take flexible operation strategies, further strengthen its intensive management, endeavor to carefully organise production, attach importance to technological progress and energy conservation and focus on the following areas:

Exploration and production segment: Further optimise exploration, development and production plan. Enhance efforts to develop low-grade reserve to increase the recovery rate. The Sichuan-East China Gas Project will be substantially completed by the end of 2008, which will lead to a considerable expansion of the natural gas business. The Company plans to produce 42 million tonnes of crude oil and 9 billion cubic meters of natural gas in 2008.

Refining segment: The Company will stick to the policy of full-load and safe operation in order to increase the production of oil products and thereby meet the domestic demand for refined oil products. Efforts will be made to guarantee the operations of newly added facilities or expanded facilities, optimise the allocation and transportation of the crude oil, increase the throughput of lower quality crude oil, reduce the production cost while increase efficiency. More efforts will be made to optimise and adjust the product structure so as to increase the production of high value-added products. Stress will also be attached in marketing and selling other refined petroleum products such as lubricant and asphalt. The Company plans to process 174 million tonnes of crude oil for 2008 and the production of the refined oil products will reach 104 million tonnes.

Marketing segment: The Company will continue to collect resources through various channels, optimise the distribution, transportation and storage of the refined oil products. The Company will strive to ensure the supply of refined oil products in the domestic market, actively promote the high grade refined oil products. The retail of refined oil products will be expanded and the management of the retail business will be strengthened. Efforts will be made to increase the sales volume per station. Other non-fuel business will be actively promoted so as to increase the sales volume and economic returns of the service stations. The Company plans to achieve a total domestic sales volume of refined oil products of 124 million tonnes in 2008.

Chemicals segment: By taking the advantage of integrated sales channels, the Company strives to expand the market of chemical products; respond to market changes flexibly, produce products that are well received by the market. The intensive management will be strengthened, the optimisation of the structure of the raw material and the products will be emphasised to increase production and profits. The Company will actively promote the application of new technologies and develop, produce and sell new high value-added products. In year 2008, the total ethylene production is planned at 6.72 million tonnes.

Technology and development: The Company will further accelerate its pace of technological innovation, which will give technical support to the development of its core businesses. In developing the exploration technology of oil and natural gas, main efforts will be made at conducting fundamental research on the stable production in the eastern areas, where reserves of oil are abundant. Research will also be deepened in respect of the geological condition and oil and natural gas distribution pattern in the key strategic regions such as south China, Erdos and Tarim. The Company will also be engaged in the research and development of technologies to improve the recovery rate in the eastern matured oil fields and efficiency of development in major blocks in the West of China. In terms of the refining and chemical technology, emphasis will be put on the improvement of technologies to process lower quality crude oil and heavy oil. The development of technology for producing ethylene, polyolefin and bromine butyl-rubber will be accelerated. Efforts will be intensified to improve the technology of the clean fuel production and to develop high-performance chemical products with high value added.

Cost reduction: In 2008, the Company intends to rely on scientific and technological advancement, reinforced management and deepened reforms to continuously improve its operation efficiency. It plans to achieve a cost reduction of RMB 2.6 billion, among which RMB 700 million is to be achieved by the exploration and production segment, RMB 600 million by the refining segment, RMB 600 million by the chemicals segment and RMB 700 million by the marketing and distribution segment.

Capital expenditure: In 2008, the Company will continue to follow the principle of taking profitability and core projects as the priority of investment. The investment management procedures will be strictly controlled and the project construction will be meticulously managed. The total capital expenditure planned for the whole year is RMB 121.8 billion, among which, the expenditure for exploration and development is RMB 60.1 billion. The Sichuan-East China Gas Project will be the focus of efforts. The projects of building capacities in Tahe, and Shengli Oilfields, and natural gas projects in Puguang and Erdos will also be progressed. The total capital expenditure for the refining segment will be  RMB 19.9 billion. Qingdao Refinery Project will be in production within the year of 2008. The expenditure for marketing and distributing segment will reach RMB 13.0 billion. Further efforts will be made to construct and purchase the service stations in the key regions. The sales network of refined oil products will be furthur improved. The total expenditure for chemicals segment is RMB 25.7 billion, which is used for the steady progress of integrated refinery and chemical projects in Fujian and Tianjin, and Zhenhai ethylene projects. The total of expenditure for corporate and other is planned at RMB 3.1 billion.

In 2008, in line with the management guiding principles made by the Board of Directors and with our concerted efforts, we will endeavour to accomplish various production and operation targets and strive to achieve better performances in production and operation, which will promote the effective and sustainable development of Sinopec Corp.

RISK FACTORS

In the course of its production and operations, Sinopec Corp. actively takes various measures to mitigate operational risks. However, in practice, it may not be possible to prevent all risks and uncertainties.

Macroeconomic Policies and Government Regulation Risk: Although the government is gradually liberalising the petroleum and petrochemicals sector, the petroleum and petrochemical industry in China are still subject to some forms of regulations and new macrocontrols taken from time to time according to actual needs, which include: issuing petroleum production license, setting of guidance prices for retail of gasoline, diesel and kerosene including jet fuel, provision and pricing of certain resources and services, modification of taxes and fees, formulation of import & export quotas and procedures, formulation of safety, quality and environmental protection standards. Such regulations may have material effect over the operations and economic returns of the Company.

Change of Environmental Legal Requirements Risk: Our production activities produce waste water, gas and solid (effluents). The Company has built up supporting effluent treatment systems to prevent and reduce pollution. The relevant government authorities may issue and implement more restrictive environmental laws and regulations, and apply higher standard in relation to the environmental protection. Under the aforesaid situation, The Company may incur more expenses in relation to the environment protection accordingly.

External Purchase of Crude Oil Risk: A significant amount of the Company’s demand for crude oil is satisfied from external purchases. In recent years, international crude oil prices continued to be volatile and remained at a high level and are subject to wild fluctuations, and the supply of crude oil may even be interrupted due to major incidents. Although the Company has taken flexible counter measures, it may not be fully shielded from risks associated with any wild fluctuation of international crude oil prices and disruption of supply of crude oil.

Cyclic Effects Risk: The majority of the operational income of the Company comes from the sales of refined oil and petrochemical products, and part of the operation and its relevant products are cyclic and are sensitive to macro-economy, the cyclic changes of regional and global economy, the change of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternatives etc. Part of and even all of the above mentioned factors have impact on many products and operations of the Company. Although the Company is an integrated energy and chemicals company, it can only counteract the disadvantages to some extent.

Open Market Risk: With the opening of the petroleum and chemical markets, the Company is facing the domestic and overseas competitions in many fields. In some regions and fields, foreign large-scale integrated petrochemical corporations have become the competitors of the Company. Although the Company has actively adopted corresponding measures, it may still be affected by the opening of the markets.

Investment Risk: Petroleum and chemical sector is a fund incentive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, certain investment risk may exist that expected returns may not be achieved due to major changes in factors such as market environment.

Uncertainties with Additional Oil and Gas Reserves Risk: The Company’s ability to achieve sustainable development is dependent to certain extent on our ability in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. To obtain additional reserves, the Company faces inherent risks associated with exploration and development and (or) with acquiring activities. The Company has to invest a large amount of money, however, whether the Company can obtain additional reserves is not certain. If the Company fails to acquire additional reserves through further exploration and development or acquisition activities, the oil and natural gas reserves and production of the Company will decline over some time which will adversely affect the Company’s financial situation and operation performance.

Operational Risks and Natural Disasters Risk: The process of petroleum chemical production is exposed to the risk of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impact to the society, grievous injuries to people and major financial losses to the Company. The Company has implemented a strict HSE management system, in an effort to avoid such risks as much as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or impact.

Exchange Rate and Interest Rate Risk: At present, the exchange rate of RMB implements an administered floating exchange rate regime based on market supply and demand with reference to a basket of currencies. As the Company outsources a significant portion of crude oil in foreign currency which are based on US dollar-denominated international prices, fluctuations in the value of the Renminbi against the US dollars and certain other foreign currencies may affect our crude oil costs. The fluctuations of the domestic interest rate have some effect on our financing costs and will affect the results of operation. Furthermore, China may adopt tight monetary policy under the condition of macro-economy which will directly increase the Company’s interest expenditures.

Connected Transaction Risk: The Company currently has and will continue various connected transactions with Sinopec Group Company. Sinopec Group Company provide us various services, including but not limited to provision of assisting facilities, construction services, maintenance services, transportation, lease of land use rights, lease of properties, education and community services. The aforesaid connected transactions between Sinopec Group Company and us are governed by the services contracts and/or other contracts entered between the two parties. The Company has built up various systems to ensure the fairness of the aforesaid transactions, but the interests of Sinopec Group Company. and other relevant parties might be of conflicts with our interests.

Risk from Competition in the Same Industry: The Company and Sinopec Group Company have a small amount of similar operation or business in relation to refinery, service station, and petrochemical business. In order to ensure our interests, Sinopec Corp. and Sinopec Group Company entered into the Non-Competition Agreement to avoid from the adverse impact on Sinopec Corp. derived from competition in the same industry. This agreement governs the existing and potential business over which Sinopec Corp. and Sinopec Group Company have and/or will have competition against each other, including the option agreed to be granted by Sinopec Group Company to Sinopec Corp. to purchase business which is potentially competitive against the business of Sinopec Corp., and operate its marketing enterprises and sevice stations with same marketing and service strategies with Sinopec Corp. At the same time, Sinopec Corp. will acquire business which is retained by Sinopec Group Company and constitutes or will constitute competition against Sinopec Corp. Notwithstanding the above mentioned contracts and arrangements, Sinopec Group Company is the biggest shareholder of Sinopec Corp., and the interests of Sinopec Group Company may be of conflicts with the interests of Sinopec Corp.

Profit forecast for the new financial year (if has)

□ Applicable                                 √ Not applicable

6.15
Plan of the board of directors for profit appropriation or dividend dispatch

At the nineteenth meeting of the Third Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a full-year dividend of RMB 0.165 per share (including tax) in cash. After deducting the interim cash dividend, the final cash dividend per share for distribution would be RMB 0.115, the total cash dividend for the year would be 14.306 billion. The distribution proposal will be implemented upon approval by the shareholders at the Annual General Meeting for 2007.

The final dividends will be distributed on or before 30 June 2008 (Monday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 13 June 2008 (Friday). The register of members of Sinopec Corp.’s H shares will be closed from 9 June 2008 (Monday) to 13 June 2008 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer documents with HKSCC Nominees Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong before 4:30 p.m. on 6 June 2008 (Friday) for registration.

The dividend will be denominated and declared in Renminbi, the holders of domestic shares will be paid in Renminbi and the holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be determined based on the average closing exchange rate of Renminbi against Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend.

The Company is profitable during this reporting period, however, no cash profit distribution plan is proposed.

□ Applicable                              √ Not applicable

§7.	Significant events

7.1	Acquisition of assets

√ Applicable                                □ Not applicable

Counterparty of transaction and Acquired asset	Acquisition date	Acquisition price	Net profit contributed to Sinopec Corp. during the period from the date of acquisition to the end of this financial year	Whether connected transaction or not (if yes, explain the pricing policy)	Whether the ownership of the related asset has been transferred or not	Whether the liability of the related asset has been transferred or not

The acquisition of the equity interest of five oil refining enterprises including Zhanjiang Dongxing Company and the operation rights of 63 gasoline stations from Sinopec Group Company	31 December 2007	RMB 3,659.79 million	No	Yes Priced after evaluation	Yes	Yes

The acquisition of all the	30 June	HK$4,000	HK$59.92	No	Yes	Yes
gas stations, fuel oil business (including aviation kerosene, fuel oil and diesel oil for industry) f China Resources Enterprise in Hong Kong	2007	million	million

The acquisition of two oil	30 June	HK 1,063	HK$0.47	No	Yes	Yes
depots of China Resources (Holdings) Company in Hong Kong	2007	million	million

Note:	The matters in relation to the above-mentioned acquisitions are in favour of the company’s development, and have no impact on the stability of the management.

7.2	Sales of assets

□ Applicable                                 √ Not applicable

7.3	Material guarantees

√ Applicable                                  □ Not applicable

Guarantees provided by the Company (excluding the guarantees provided for controlling subsidiaries)

	Date of
	Occurrence					Whether
	(Date of				Whether	for a
	Execution of	Guaranteed	Type of		completed	connected
Obligors	the Agreement)	amount	guarantee	Term	or not	party1

Yueyang Sinopec Shell Coal Gasification Co., Ltd.	10 December 2003	377	Joint and several liabilities	10 December 2003 -10 December 2017	No	Yes

Fujian Refining & Petrochemical Company Limited	6 September 2007	9,166	Joint and several liability	6 September 2007 -31 December 2015	No	Yes

	Date of
	Occurrence					Whether
	(Date of				Whether	for a
	Execution of	Guaranteed	Type of		completed	connected
Obligors	the Agreement)	amount	guarantee	Term	or not	party (1)

Shanghai Gaoqiao-SK Solvent Co., Ltd.	22 September 2006	75	Joint and several liabilities	22 September 2006 - 22 September 2011	No	Yes

	24 November 2006			24 November 2006 - 24 November 2011

	30 March 2007			30 March 2007 - 30 March 2012

	16 April 2007			16 April 2007
				- 16 April 2012

Balance of Guarantee by Sinopec Yangzi Petrochemical for its associates and joint ventures		88			No	Yes

Balance of Guarantee by Sinopec Shanghai Petrochemical for its associates and joint ventures		17			No	Yes

Balance of Sinopec Sales Company Limited for its associates and joint ventures		75			No	Yes

Total amount of guarantees provided during the reporting period (2)o						9,316

Total amount of guarantees outstanding at the end of the reporting period (2)						9,798

	Date of
	Occurrence					Whether
	(Date of				Whether	for a
	Execution of	Guaranteed	Type of		completed	connected
Obligors	the Agreement)	amount	guarantee	Term	or not	party (1)

Guarantees by the Company to non wholly-owned subsidiaries

Total amount of guarantee provided to non wholly-owned subsidiaries during the reporting period						None

Total amount of guarantee for non wholly-owned subsidiaries outstanding at the end of the reporting period						2,361

Total amount of guarantees of the Company (including those provided for non wholly-owned subsidiaries)						12,159

Total amount of guarantees (3)

Total amount of guarantees as a percentage of Sinopec Corp.'s net assets						4.0

Guarantees provided for shareholders, effective controllers and connected parties						None

Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%						82

The amount of guarantees in excess of 50% of the net assets						None

Total amount of the above three guarantee items (4)						82

Note 1:	As defined in the stock listing rules of Shanghai Stock Exchange.

Note 2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the non wholly-owned subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Note 3:
Total amount of guarantees is the aggregate of the above “total amount of guarantees outstanding at the end of the reporting period (excluding the guarantees provided for non wholly-owned subsidiaries)” and “total amount of guarantees for non wholly-owned subsidiaries outstanding at the end of the reporting period”.

Note 4:
“Total amount of the above three guarantee items” is the aggregate of “guarantees provided for shareholders, effective controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio of over 70%” and “the amount of guarantees in excess of 50% of the net assets”.

Material Guarantees under Performance

The twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp. approved the proposal regarding Sinopec Corp.’s provision of guarantee to Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377million.

The thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp. approved the proposal to provide a credit line guarantee to China International United Petroleum & Chemical Co., Ltd. in the amount equivalent to RMB 2.191 billion.

The eighth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the proposal to provide guarantee to Fujian United Petrochemical Company Limited for its Fujian Refining and Ethylene Joint Venture Project in the amount of RMB 9.166 billion.

7.4
Material Connected Transactions

Audited by the auditors of Sinopec Corp., the aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 267.992 billion, of which, incoming trade amounted to RMB 123.317 billion, and outgoing trade amounted to RMB 144.675 billion (including RMB 144.581 billion of sales of goods, RMB 34 million of interest received, RMB 60 million of agency commission income). In 2007, the products and services provided by Sinopec Group Company and its associates (procurement, storage, exploration and production services, production-related services) to the Company were RMB 97.978 billion, representing 8.7% of the Company’s operating expenses for the year 2007. The auxiliary and community services provided by Sinopec Group Company to the Company were RMB 1.621 billion, representing 0.14% of the operating expenses of the Company for 2007. In 2007, the product sales from the Company to Sinopec Group Company amounted to RMB 62.221 billion, representing 5.2% of the Company’s operating revenue. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by the Company to Sinopec Group Company and its associates for the year 2007 was approximately RMB 3.234 billion. With regard to the Leasing Agreement for House, the amount of rent paid by the Company to Sinopec Group Company and its associates for the year 2007 was approximately RMB 0.364 billion. With regard to the premium payable under SPI Fund Document, the amount of fund paid by the Company for the year 2007 was approximately RMB 1.086 billion. The amount of each category of transactions does not exceed its respective proposed cap specified in the announcement published on 31 March 2006.

Principle of pricing for connected transactions: (1) Government-prescribed prices and government-guided prices are adopted for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.

Please refer to the Note to the financial statements prepared under the IFRS in the 2007 annual report of Sinopec Corp. for details the  connected transactions actually occurred during this year.

Other material connected transaction occurred in this year

Please refer to section 7.8.7.1 for details

7.4.1	Connected sales and purchases

√ Applicable                              □ Not applicable

Unit: RMB millions

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party

		Percentage		Percentage
		of the total		of the total
		amount of		amount of
		the type	Transaction	the type
	Transaction	of transaction	amount	of transaction
Connected party	amount

Sinopec Group Company	62,281	5.2%	103,566	9.2%
Other connected parties	82,360	6.8%	18,962	1.7%

Total	144,641	12.0%	122,528	10.9%

Among which: during the reporting period, the amount involved in the connected transactions between the Company and its controlling shareholder and its subsidiaries in relation to sales of goods or provision of services is RMB62,281,000.

7.4.2	Connected obligatory rights and debts

√  Applicable                               □ Not applicable

Unit: RMB millions

	Fund to		Fund from
	Connected Parties		Connected Parties

	Amount		Amount
Connected Parties	incurred	Balance	incurred	Balance

Sinopec Group Company	3,061	5,962	640	11,265

Other Connected Parties	5	313	(210)	111

Total	3,066	6,275	430	11,376

7.5	Entrusted Money Management

□ Applicable                               √ Not applicable

7.6	Performance of commitments by Sinopec Group Company

√ Applicable                               □ Not applicable

7.6.1	Performance of Commitments under A-Share Reform. During the reporting period, all the shareholders of the non-tradable shares strictly performed their respective commitments made under A-Share Reform.

7.6.2	By the end of the reporting period, the major commitments made by Sinopec Group Company included: i complying with agreements regarding connected transactions;

ii	solving the issues concerning the legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

iii	implementing the Reorganisation Agreement (as defined in the Prospectus for the Issuance of H Shares);

iv	granting licences for intellectual property rights;

v	refraining from involvement in competition within the same industry; and

vi	withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above commitments are included in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001.

During this reporting period, Sinopec Corp. was not aware of any breach of the above important commitments by Sinopec Group Company.

7.7	Litigation and arbitration of significant importance

□ Applicable                              √ Not applicable

7.8	Other significant events

7.8.1
ISSUANCE OF BONDS WITH WARRANTS IN THE DOMESTIC MARKET

At the third extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 15 November 2007, the proposal relating to the issuance of bonds with warrants (“Bonds with Warrants”) was reviewed and approved. The proceeds from issuance will be used to fund the Sichuan-to-East China Gas Project, Tianjin 1 million tonnes per annum (tpa) ethylene project, Zhenhai 1 million tpa ethylene project and repayment of bank loans. The proceeds from the exercise of warrants, if exercised, will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Wuhan ethylene project, repayment of bank loans or replenishment of working capital of Sinopec Corp. The issuance of Bonds with Warrants in the amount of up to RMB 30 billion was approved by China Securities Regulatory Commission (CSRC) on 31 January 2008. The Bonds with Warrants were issued on 20 February 2008. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate, and the 3.03 billion warrants were distributed with exercise ratio of 2 for 1 and a term of 2 years. The bonds and warrants were listed on Shanghai Stock Exchange on 4 March 2008

7.8.2
ISSUANCE OF CORPORATE BONDS IN THE DOMESTIC MARKETS

At the first extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 22 January 2007, the proposal relating to the issuance of corporate bonds in the amount of up to RMB 10 billion in the domestic market to qualified institutional investors and/or Chinese citizens with valid identification paper (excluding the buyers forbidden by the Chinese laws and regulations) was approved. On 10 May 2007, Sinopec Corp. issued RMB 5 billion 10-year term corporate bonds in the domestic market with a credit rating of AAA and a fixed coupon rate of 4.2% per annum. The proceeds from the issuance will be used to fund Tianjin 1 million tpa ethylene project, Zhenhai 1 million tpa ethylene project, Guangzhou 800 thousand tpa ethylene expansion project, and Jinling 600 thousand tpa PX and aromatics project.

At the annual general meeting of shareholders of Sinopec Corp. for 2006 held on 29 May 2007, the proposal relating to the issuance of corporate bonds was approved. On 27 September 2007, the fifteenth meeting of the Third Session of the Board of Directors of Sinopec Corp. approved the issuance of domestic corporate bonds in the amount of up to RMB 20 billion within the scope of authorisation of the annual general meeting of shareholders for 2006. On 13 November 2007, Sinopec Corp. issued RMB 20 billion corporate bonds including RMB 11.5 billion 10-year term corporate bonds with a fixed coupon rate of 5.68% per annum and RMB 8.5 billion 5-year term corporate bonds with a fixed coupon rate of 5.40% per annum. The proceeds from the issuance will be used to fund the Sichuan-to-East China Gas Project.

7.8.3
ISSUANCE OF HK$11.7 BILLION ZERO COUPON CONVERTIBLE BONDS IN OVERSEAS MARKET

At the first extraordinary general meeting of shareholders of Sinopec Corp. for 2007 held on 22 January 2007, the proposal relating to the issuance of corporate bonds convertible into overseas shares of Sinopec Corp. was approved. On 24 April 2007, Sinopec Corp. issued HK$11.7 billion zero coupon convertible bonds with a term of 7 years. The proceeds from the issuance were used to repay the foreign currency loans of Sinopec Corp. incurred in connection with the privatisation of former Beijing Yanhua Petrochemical Company Limited and former Sinopec Zhenhai Refining & Chemical Company Limited, both of which were previously listed on the Hong Kong Stock Exchange.

7.8.4
MERGER BY ABSORPTION OF FOUR SUBSIDIARIES

In 2006, Sinopec Corp. completed the tender offers to acquire four subsidiaries formerly listed on A shares market, namely Sinopec Qilu Petrochemical Co., Ltd. (“Oilu Petrochemical”), Sinopec Yangzi Petrochemical Co., Ltd. (“Yangzi Petrochemical”), Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd.（中國石化楊子石油化工股份有限公司）(“Zhongyuan Oil & Gas”), and Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. (“Petroleum Dynamic”).

On 9 February 2007, Zibo Jiexu Chemical Co. Ltd., Sinopec Yangzi Petrochemical Co., Ltd.（中國石化楊子石油化工股份有限公司） Henan Province Zhongpu Oil & Gas Technology Co. Ltd, Shengli Oil Field Haosheng Petrochemical Co., Ltd, (collectively “shell companies”) which are wholly-owned subsidiaries of Sinopec Corp., respectively entered into a merger by absorption agreement with Oilu Petrochemical, Yangzi Petrochemical, Zhongyuan Oil & Gas, and Petroleum Dynamic (collectively “delisted subsidiaries”). According to the agreements, the delisted subsidiaries should be merged into the corresponding shell companies, which should pay the appropriate amount of cash as consideration of the merger to the shareholders of the delisted subsidiaries other than Sinopec Corp., and increase capital contribution to Sinopec Corp. as consideration of the merger. The shareholders of the shell companies and the delisted subsidiaries respectively approved the merger by absorption agreements on 28 February 2007. The shareholders of the delisted subsidiaries other than Sinopec Corp. received the consideration in cash on 20 March 2007.

7.8.5	MAJOR PROJECTS

(1)
Sichuan-to-East China Gas Project

The Sichuan-to-East China Gas Project was one of the major projects during China’s eleventh Five-Year Plan Period. The project consists of two parts, namely, the exploration, development, and gas processing project of Puguang Gas Field and long-distance natural gas pipeline from Puguang Gas Field to Shanghai. The estimated total investment of this project is RMB 63.2 billion. It is expected that the construction of the major part of the project will be completed by the end of 2008.

(2)
Qingdao refinery project

The capacity of Qingdao refinery project is 10 million tpa. Construction of this refinery project commenced in June 2005, and is currently progressing smoothly. The project is expected to be put into operation in 2008.

(3)
Tianjin ethylene project

Tianjin ethylene project mainly consists of 1 million tpa ethylene unit, 12.5 million tpa refinery expansion and thermal power utilities facilities. Total investment for this project is about RMB 26 billion. Construction of this project commenced in June 2006, and is currently progressing smoothly. The project is expected to be completed by the end of 2009.

(4)
Zhenhai ethylene project

Zhenhai ethylene project mainly consists of 1 million tpa ethylene unit and downstream auxiliary utilities facilities. Total investment for this project is about RMB 21.9 billion. Construction of this project commenced in November 2006, and is currently progressing smoothly. The project is expected to be completed in 2010.

(5)
Wuhan ethylene project

Wuhan ethylene project mainly consists of 10 sets of facilities including 800 thousand tpa ethylene unit, 500 thousand tpa gasoline hydro-treating unit and 140 thousand tpa butadiene unit. Construction of this project commenced on 18 December 2007, and commissioning is expected by the end of 2011.

(6)
Fujian refinery and ethylene project and refined oil products marketing project

On 25 February 2007, Sinopec Corp., Fujian Province, Exxon Mobil and Saudi Aramco entered into a joint venture contract for the Fujian refinery and ethylene project. At the same time, Sinopec Corp., Exxon Mobil and Saudi Aramco entered into a joint venture contract for the Fujian refined oil products marketing project. Fujian refinery and ethylene project consists of expansion of the existing refinery in Quanzhou of Fujian from 4 million tpa to 12 million tpa, and construction of 800 thousand tpa ethylene units and downstream auxiliary facilities. In addition, the project also includes the construction of 300 thousand tonnes crude oil dock and auxiliary utilities. The project will be constructed with 50%, 25% and 25% of equity investments by Fujian Refinery and Chemicals Co., Ltd. (a company incorporated with 50% and 50% equity investments by Sinopec Corp. and Fujian Province respectively), Exxon Mobil and Saudi Aramco respectively, and it is expected to be completed and put into operation at the beginning of 2009. With 55%, 22.5% and 22.5% investments by Sinopec Corp., Exxon Mobil and Saudi Aramco respectively, the Fujian refined oil products marketing joint venture is planned to manage and operate approximately 750 service stations and a number of oil depots in Fujian Province. On 15 and 19 March 2007, the Ministry of Commerce approved the aforesaid joint venture contracts respectively, and approved the establishment of the two joint ventures, namely, Fujian United Petrochemical Co., Ltd. and Sinopec SenMei (Fujian) Petroleum Co., Ltd.

7.8.6
SUBSIDIES

Since 2007, international crude oil prices have increased significantly. Due to tight controls, prices of refined oil products in domestic market were lower than crude oil prices. Due to the losses, some local refineries reduced throughput or even shutdown. Together with the increased consumption of diesel in winter, it resulted in a shortage of refined oil products in certain areas. The Company adopted various measures, including increasing its own production of refined oil products and purchasing refined oil products from local refineries at a high price, to guarantee the domestic supply of refined oil products. These measures were successful in assuring domestic supply but resulted in considerable losses to the Company. In March 2008, the Company received a subsidy of RMB 12.3 billion, among which RMB 4.9 billion will be recorded as subsidy income of the Company for 2007, and RMB 7.4 billion for the first quarter of 2008.

7.8.7	ACQUISITION OF ASSETS

7.8.7.1
Acquisition of the equity interests of five refinery companies including Zhanjiang Dongxing and the operation rights of 63 service stations from Sinopec Group Company

On 28 December 2007, the eighteenth meeting of the Third Session of the Board of Directors of Sinopec Corp. reviewed and approved the proposal on acquisition of the equity interests of five refinery companies including Zhanjiang Dongxing and the operation rights of 63 service stations from Sinopec Group Company. Under this proposal, Sinopec Group Company would transfer its 100% equity interest in Hangzhou Refinery, 59.47% equity interest in Yangzhou Petrochemical Plant and 75% equity interest in Zhanjiang Dongxing to Sinopec Corp. The Sinopec Group Company would transfer its 100% equity interest in Taizhou Petrochemical Plant and 100% interest in Qingjiang Petrochemical Plant to Sinopec Yangzi Petrochemical Company（中國石化楊子石油化工股份有限公司）. At the same time, Sinopec Group Company would transfer its operation rights of 63 service stations to Sinopec Corp. The appraised value of the target assets of the acquisition amounted to RMB 3,659.79 million as at the valuation date, being 30 September 2007 and the consideration for the acquisition is RMB 3,659.79 million.

Through the Acquisition, the Company will further characterise its principal businesses, expand the scale of its business production, and improve the competitiveness in its core business and its sustainable development capability; the Company will be able to reduce the number of connected transactions with its parent company; and the synergy of production, operation, management and sales between Sinopec Corp. and the Target Companies will be achieved.

7.8.7.2
Acquisition of fuel business of China Resources Enterprise, Ltd. in Hong Kong and oil depots of China Resources (Holdings) Co., Ltd. in Hong Kong

On 19 April 2007, the Company entered into a cooperation agreement with China Resources Enterprise, Ltd. Under this agreement, Sinopec Corp. acquired all the 20 service stations and fuel business, including aviation kerosene, fuel oil and industrial diesel business in Hong Kong, for a consideration of HK$ 4 billion. In the meantime, Sinopec Corp. also entered into a cooperation agreement with China Resources (Holdings) Co., Ltd. on oil depots, under which Sinopec Corp. aquired two oil depots from China Resources (Holdings) Co., Ltd. in Hong Kong, for a consideration of HK$ 1.063 billion.

7.8.8	SHARES AND SECURITIES INVESTMENT HELD IN OTHER LISTED COMPANIES

Initial
			Number of	Shareholding	Investment	Accounting
No.	Stock Code	Abbreviation	Shares Held	ratio	Cost	Entry

1	384 (HK)	Sino Gas International Holdings	210 million	6.5%	HK$128 million	Long-term Equity Investment

Other Securities Investment Held at End of Period			—	—	—	—

Total			—	—	—	—

Besides the above, Sinopec Corp. did not hold any share of non-listed financial entities or companies preparing for listing in the near future, nor did it buy or sell the shares of any other listed companies.

§8.
Report of the Supervisory Board

The Supervisory Board takes the view that the Company is operated in accordance with laws and regulations, and it did not discover substantial problems with Sinopec Corp’s financial position, use of funds raised, transactions for merger and acquisition of assets and connected transactions.

§9.	Financial statements

9.1	Auditors’ opinion

Financial Statements	□ Unaudited	√ Audited

Auditor’s opinion	√ Standard unqualified opinion	□ Not standard opinion

9.2	The Group’s and the Company’s balance sheets and income statement and profit appropriation statements with comparatives, and cash flow statements for the year

9.2.1	Financial statements prepared in accordance with ASBE

Balance Sheet

			Unit: RMB millions

	At 31 December 2007		At 31 December 2006

	The Group	The Company	The Group	The Company
Assets
Current assets
Cash at bank and in hand	8,364	3,105	7,698	2,983
Bills receivable	12,851	6,377	8,462	2,760
Trade accounts receivable	22,947	13,547	15,144	8,832
Other receivables	11,822	18,209	10,955	8,443
Advance payments	9,402	9,252	5,331	4,393
Inventories	116,049	65,901	94,912	54,004
Other current assets	100	23	596	19

Total current assets	181,535	116,414	143,098	81,434

Non-current assets
Long-term equity investments	31,335	85,784	23,544	86,514
Fixed assets	361,148	290,082	346,240	259,781
Construction in progress	95,408	80,720	53,000	41,010
Intangible assets	15,232	10,322	9,265	6,824
Goodwill	15,690	—	14,525	—
Long-term deferred expenses	5,842	4,995	4,757	3,279
Deferred tax assets	10,192	9,418	6,760	5,839
Other non-current assets	2,190	735	1,531	561

Total non-current assets	537,037	482,056	459,622	403,808

Total assets	718,572	598,470	602,720	485,242

	At 31 December 2007		At 31 December 2006

	The Group	The Company	The Group	The Company

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	36,954	21,952	35,725	15,851
Bills payable	12,162	8,613	21,714	16,265
Trade accounts payable	93,049	58,932	52,767	38,041
Receipts in advance	25,082	23,412	19,466	16,398
Staff costs payable	5,905	5,282	5,016	3,954
Taxes payable	17,562	15,383	14,623	11,933
Other creditors	47,503	65,729	35,710	44,969
Short-term debentures payable	10,074	10,074	11,885	9,885
Current portion of
non-current loans	13,466	12,813	15,870	13,863

Total current liabilities	261,757	222,190	212,776	171,159
Non-current liabilities
Long-term loans	77,708	67,055	97,137	88,029
Debentures payable	42,606	42,606	3,500	3,500
Provision	7,613	7,002	5,310	4,842
Deferred tax liabilities	1,492	584	1,020	972
Other non-current liabilities	1,049	601	1,178	768

Total non-current liabilities	130,468	117,848	108,145	98,111

Total liabilities	392,225	340,038	320,921	269,270

	At 31 December 2007		At 31 December 2006

	The Group	The Company	The Group	The Company

Shareholders’ equity
Share capital	86,702	86,702	86,702	86,702
Capital reserve	38,391	38,175	38,553	36,526
Surplus reserves	64,797	64,797	59,519	59,329
Retained profits
(Including cash dividend
proposed after the balance sheet
date in respect of year 2007 of
RMB 9,971 million
(2006: RMB 9,537 million))	111,059	68,758	74,608	33,415

Shareholders’ equity attributable to
equity shareholders of
the Company	300,949	285,432	259,382	215,972
Minority interests	25,398	—	22,417	—

Total shareholders’ equity	326,347	258,432	281,799	215,972

Total liabilities and
shareholders’ equity	718,572	598,470	602,720	485,242

Income statement

			Unit: RMB millions

	For the year ended		For the year ended
	31 December 2007		31 December 2006

	The Group	The Company	The Group	The Company

Operating income	1,204,843	882,353	1,061,669	800,438
Less:Cost of sales	1,012,961	733,481	896,373	672,324
Sales taxes and surcharges	34,304	29,181	28,977	23,086
Selling expenses	22,564	18,867	19,590	16,284
Administrative expenses	35,964	28,775	33,491	24,855
Financial expenses	4,890	4,076	5,780	4,676
Exploration expenses,
including dry holes	11,105	11,002	7,983	7,959
Impairment losses	7,458	7,171	1,004	796
Fair value loss	3,211	3,211	—	—
Add:Investment income	5,756	20,422	3,769	21,935

Operating profit	78,142	67,011	72,240	72,393
Add:Non-operating income	6,828	5,963	6,020	3,459
Less:Non-operating expenses	2,059	1,684	2,877	2,212

Profit before taxation	82,911	71,290	75,383	73,640
Less:Income tax	25,758	16,607	22,400	15,997

Net profit	57,153	54,683	52,983	57,643

	For the year ended		For the year ended
	31 December 2007		31 December 2006

	The Group	The Company	The Group	The Company

Including: Net loss made by
acquiree before
the consolidation	(205)	—	(361)	—

Attributable to:
Equity shareholders of
the Company	54,947	—	52,086	—

Minority interests	2,206	—	897	—

Basic and diluted earnings
per share (RMB)	0.63	—	0.60	—

Cash Flow Statement

 Unit: RMB millions

For the year ended		For the year ended
31 December 2007		31 December 2006
The Group	The Company	The Group	The Company

Cash flows from operating activities:

Cash received from sale of goods and rendering of services	1,400,348	1,027,467	1,239,086	940,422

Rentals received	370	171	384	263

Grants received	—	—	5,161	3,016

Other cash received relating to operating activities	2,793	12,513	3,700	18,379

Sub-total of cash inflows	1,403,511	1,040,151	1,248,331	962,080

Cash paid for goods and services	(1,135,587)	(821,988)	(1,030,412)	(775,915)

Cash paid for operating leases	(6,764)	(5,680)	(6,075)	(5,445)

Cash paid to and on behalf of employees	(22,255)	(16,930)	(20,414)	(14,938)

Value added tax paid	(41,011)	(32,060)	(31,580)	(23,127)

Income tax paid	(27,674)	(18,875)	(19,586)	(13,013)
Taxes paid other than value added tax and income tax	(30,965)	(26,090)	(27,332)	(22,021)

Other cash paid relating to operating activities	(15,005)	(20,751)	(14,062)	(15,638)

Sub-total of cash outflows	(1,279,261)	(942,374)	(1,149,461)	(870,097)

Net cash flow from operating activities	124,250	97,777	98,870	91,983

	2007		2006
	The Group	The Company	The Group	The Company

Cash flows from
investing activities:

Cash received from sale
of investments	1,441	330	569	69

Dividends received	2,657	9,108	647	2,843
Net cash received from
sale of fixed assets
and intangible assets	446	101	358	122

Cash received on maturity
of time deposits with
financial institutions	3,340	867	1,337	90

Other cash received relating
to investing activities	404	87	540	234

Sub-total of cash inflows	8,288	10,493	3,451	3,358

Cash paid for acquisition
of fixed assets and
intangible assets	(110,638)	(93,600)	(77,375)	(60,182)

Cash paid for purchase
of investments	(1,581)	(8,222)	(3,761)	(7,356)

Cash paid for purchase
of time deposits with
financial institutions	(3,373)	(523)	(916)	(200)

Cash paid for acquisition
of subsidiaries and
minority interests, net	(7,468)	(3,500)	(21,971)	(21,971)

Sub-total of cash outflows	(123,060)	(105,845)	(104,023)	(89,709)

Net cash flow from
investing activities	(114,772)	(95,352)	(100,572)	(86,351)

	2007		2006

	The Group	The Company	The Group	The Company

Cash flows from
financing activities:

Cash received from
contribution from
minority shareholders	1,223	—	1,255	—

Cash received from
issuance of convertible
bonds, net of issuing
expenses	11,368	11,368	—	—

Cash received from
issuance of corporate
bonds	35,000	35,000	22,689	19,711

Cash received from
borrowings	768,039	495,310	772,954	507,716

Sub-total of cash inflows	815,630	541,678	796,898	527,427

Cash repayments of
corporate bonds	(12,000)	(10,000)	(21,000)	(20,000)

Cash repayments
of borrowings	(788,793)	(514,015)	(761,389)	(498,050)

Cash paid for dividends,
profits distribution
or interest expenses	(20,843)	(19,772)	(19,761)	(17,260)

Dividends paid to
minority shareholders
by subsidiaries	(593)	—	(722)	—

Distributions to Sinopec
Group Company	(2,182)	—	—	—

Sub-total of cash outflows	(824,411)	(543,787)	(802,872)	(535,310)

Net cash flow from
financing activities	(8,781)	(2,109)	(5,974)	(7,883)

Effects of changes in
foreign exchange rate	(64)	—	(25)	—

Net increase/(decrease)
in cash and cash
equivalents	633	316	(7,701)	(2,251)

Consolidated Statement of Changes in Equity

Unit: RMB millions

						Total
						shareholders’
						equity
						attributable
						to equity		Total
		Share	Capital	Surplus	Retained	shareholders of	Minority	shareholders’
		capital	reserve	reserves	profits	the Company	interests	equity

Balance at 1 January 2007		86,702	38,553	59,519	74,608	259,382	22,417	281,799
Changes in equity for the year
1.	Net profit	—	—	—	54,947	54,947	2,206	57,153

2.	Gain and loss recognised directly in equity

– Change in fair value of available-for-sale financial assets, net of deferred tax		—	2,892	—	—	2,892	145
								3,037
Sub-total of 1&2		—	2,892	—	54,947	57,839	2,351	60,190

3.	Appropriation of profits
	– Appropriation to surplus reserves	—	—	5,468	(5,468)	—	—	—

	– Dividend declared	—	—	—	(13,872)	(13,872)	—	(13,872)

4.	Contributions from minority interests, net of distributions	—	—	—	—	—	630	630

5.	Consideration for the Acquisition of Refinery Plants	—	(2,400)	—	—	(2,400)	—
								(2,400)
6.	Reclassification	—	(654)	(190)	844	—	—	—

Balance at 31 December 2007		86,702	38,391	64,797	111,059	300,949	25,398	326,347

							Total
							shareholders’
							equity
							attributable
							to equity
					Unrecognised		shareholders		Total
			Capital	Surplus	investment	Retained	of	Minority	shareholders’
		Share	reserve	reserves	losses	profits	the Company	interests	equity
		capital

Balance at 31 December 2005		86,702	37,121	34,028	(594)	58,366	215,623	29,383	245,006

Change in accounting policies		—	(595)	110	594	1,003	1,112	185	1,297

Balance after adjustment for change in accounting policies		86,702	36,526	34,138	—	59,369	216,735	29,568	246,303

Adjusted for the Acquisition
of Refinery Plants		—	1,993	190	—	(385)	1,798	495	2,293

Balance at 1 January 2006		86,702	38,519	34,328	—	58,984	218,533	30,063	248,596

Changes in equity for the year
1.	Net profit	—	—	—	52,086	52,086	897	52,983

2.	Gain and loss recognised
	directly in equity
	– Change in fair value of
	available-for-sale
	financial assets,
	net of deferred tax	—	34	—	—	—	34	—	34

Sub-total of 1&2		—	34	—	—	52,086	52,120	897	53,017

3.	Appropriation of profits

	– Appropriation tosurplus reserves	—	25,191	—	(25,191)	—	—	—

	– Dividend declared	—	—	—	(11,271)	(11,271)	—	(11,271)

4.	Acquisition of subsidiaries
	and minority interests	—	—	—	—	—	—	(8,223)	(8,223)

5.	Contributions from
	minority interests,
	net of distributions	—	—	—	—	—	—	423	423

6.	Disposal of a subsidiary	—	—	—	—	—	—	(743)	(743)

Balance at 31 December 2006		86,702	38,553	59,519	—	74,608	259,382	22,417	281,799

Statement of Change in Equity
Units: RMB millions

						Total
		Share	Capital	Surplus	Retained	shareholders’
		capital	reserve	reserves	profits	equity

Balance at 1 January 2007		86,702	36,526	59,329	33,415	215,972
Changes in equity for the year
1.	Net profit	—	—	—	54,683	54,683

2.	Gain and loss recognised directly in equity
	– Change in fair value of available-for-sale financial assets, net of deferred tax	—	2,711	—	—	2,711

Sub-total of 1&2		—	2,711	—	54,683	57,394

3.	Appropriation:
	– Appropriation to surplus reserves	—	—	5,468	(5,468)	—
	– Dividend declared	—	—	—	(13,872)	(13,872)

4.	Consideration paid to Sinopec Group Company for the Acquisition of Refinery Plants	—	(1,062)	—	—	(1,062)

Balance at 31 December 2007		86,702	38,175	64,797	68,758	258,432

Balance at 31 December 2005		86,702	37,797	34,028	58,339	216,866

Change in accounting policies		—	(1,271)	110	(46,105)	(47,266)

Balance at 1 January 2006		86,702	36,526	34,138	12,234	169,600

Changes in equity for the year
1.	Net profit	—	—	—	57,643	57,643

2.	Appropriation:
	– Appropriation to surplus reserves	—	—	25,191	(25,191)	—

	– Dividend declared	—	—	—	(11,271)	(11,271)

Balance at 31 December 2006		86,702	36,526	59,329	33,415	215,972

9.2.2	Financial statements prepared in accordance with IFRS

 Consolidated income statement

	Unit: RMB millions

	2007	2006

Turnover and other operating revenues
Turnover	1,173,869	1,034,888
Other operating revenues	30,974	26,853

	1,204,843	1,061,741

Other income	4,863	5,161

Operating expenses
Purchased crude oil, products and operating
supplies and expenses	(970,929)	(854,236)
Selling, general and administrative expenses	(37,843)	(37,514)
Depreciation, depletion and amortisation	(43,315)	(33,554)
Exploration expenses, including dry holes	(11,105)	(7,983)
Personnel expenses	(22,745)	(20,956)
Employee reduction expenses	(399)	(236)
Taxes other than income tax	(34,304)	(29,330)
Other operating expenses, net	(3,202)	(2,461)

Total operating expenses	(1,123,842)	(986,270)

Operating profit	85,864	80,632

	2007	2006

Finance costs
Interest expense	(7,314)	(7,101)
Interest income	405	538
Unrealised loss on embedded derivative
component of convertible bonds	(3,211)	—
Foreign exchange loss	(311)	(140)
Foreign exchange gain	2,330	890
Net finance costs	(8,101)	(5,813)

Investment income	1,657	289

Share of profits less losses from associates
and jointly controlled entities	4,044	3,434

Profit before taxation	83,464	78,542
Taxation	(24,721)	(23,504)

Profit for the year	58,743	55,038

Attributable to:
Equity shareholders of the Company	56,533	53,603
Minority interests	2,210	1,435

Profit for the year	58,743	55,038

Dividends payable to equity shareholders
of the Company attributable to the year:
Interim dividend declared during the year	4,335	3,468
Final dividend proposed after the
balance sheet date	9,971	9,537

	14,306	13,005

Basic and diluted earnings per share	0.65	0.62

Balance Sheet

	Unit: RMB millions

	At 31 December 2007		At 31 December 2006

	The Group	The Company	The Group	The Company

Non-current assets
Property, plant and equipment	375,142	304,795	355,757	270,783
Construction in progress	95,408	80,720	52,871	41,139
Goodwill	15,490	—	14,325	—
Investment in subsidiaries	—	63,913	—	66,809
Interest in associates	16,865	8,624	11,898	7,470
Interest in jointly
controlled entities	12,723	5,060	9,236	7,482
Investments	3,194	1,032	2,926	971
Deferred tax assets	10,439	9,587	7,182	5,936
Lease prepayments	8,224	4,257	2,574	765
Long-term prepayments
and other assets	10,124	8,212	7,573	5,011

Total non-current assets	547,609	486,200	464,342	406,366

Current assets
Cash and cash equivalents	7,696	3,079	7,063	2,763
Time deposits with financial
institutions	668	26	635	220
Trade accounts receivable, net	22,947	13,547	15,144	8,832
Bills receivable	12,851	6,377	8,462	2,760
Inventories	116,032	65,884	94,894	53,988
Prepaid expenses and
other current assets	24,922	30,166	20,292	15,225

Total current assets	185,116	119,079	146,490	83,788

	At 31 December 2007		At 31 December 2006

	The Group	The Company	The Group	The Company

Current liabilities
Short-term debts	44,654	30,136	56,467	38,241
Loans from Sinopec Group
Company and fellow subsidiaries	15,840	14,703	7,013	1,358
Trade accounts payable	93,049	58,932	52,767	38,041
Bills payable	12,162	8,613	21,714	16,265
Accrued expenses and other payables	89,171	103,509	69,200	72,313
Income tax payable	10,479	8,979	9,211	7,162

Total current liabilities	265,355	224,872	216,372	173,380

Net current liabilities	(80,239)	(105,793)	(69,882)	(89,592)

Total assets less current liabilities	467,370	380,407	394,460	316,774

Non-current liabilities
Long-term debts	83,134	72,851	61,617	52,689
Loans from Sinopec Group
Company and fellow subsidiaries	37,180	36,810	39,020	38,840
Deferred tax liabilities	5,636	4,611	6,339	6,174
Other liabilities	8,662	7,603	827	768

Total non-current liabilities	134,612	121,875	107,803	98,471

	332,758	258,532	286,657	218,303

	At 31 December 2007		At 31 December 2006

	The Group	The Company	The Group	The Company

Equity
Share capital	86,702	86,702	86,702	86,702
Reserves	220,731	171,830	177,632	131,601

Total equity attributable to
equity shareholders
of the Company	307,433	258,532	264,334	218,303
Minority interests	25,325	—	22,323	—

Total equity	332,758	258,532	286,657	218,303

Consolidated cash flow statements
Units: RMB millions

	2007	2006

Net cash generated from operating activities	119,594	92,507

Investing activities
Capital expenditure	(99,946)	(71,278)
Exploratory wells expenditure	(9,913)	(7,985)
Purchase of investments and investments in associates	(1,581)	(3,763)
Purchase of subsidiaries, net of cash acquired	(3,968)	(1,361)
Proceeds from disposal of investments and
investments in associates	1,441	776
Proceeds from disposal of property, plant and equipment	413	415
Acquisitions of minority interests in subsidiaries	—	(20,610)
Purchase of time deposits with financial institutions	(3,373)	(916)
Proceeds from maturity of time deposits
with financial institutions	3,340	1,337

Net cash used in investing activities	(113,587)	(103,385)

Financing activities
Proceeds of issuance of convertible bonds,
net of issuing expenses	11,368	—
Proceeds of issuance of corporate bonds,
net of issuing expenses	35,000	22,689
Proceeds from bank and other loans	768,039	773,842
Repayments of corporate bonds	(12,000)	(21,000)
Repayments of bank and other loans	(788,793)	(761,569)
Distributions to minority interests	(593)	(852)
Contributions from minority interests	1,223	1,255
Dividend paid	(13,872)	(11,271)
Distributions to Sinopec Group Company	(5,682)	(216)

Net cash (used in)/generated from
financing activities	(5,310)	2,878

Net increase/(decrease) in cash and cash equivalents	697	(8,000)

Cash and cash equivalents at 1 January	7,063	15,088

Effect of foreign exchange rate changes	(64)	(25)

Cash and cash equivalents at 31 December	7,696	7,063

Reconciliation of profit before taxation to net cash generated from operating activities
Unit: RMB millions

	2007	2006

Operating activities
Profit before taxation	83,464	78,542
Adjustments for:
Depreciation, depletion and amortisation	43,315	33,554
Dry hole costs	6,060	3,960
Share of profits less losses from associates
and jointly controlled entities	(4,044)	(3,434)
Investment income	(1,657)	(289)
Interest income	(405)	(538)
Interest expense	7,314	7,101
Unrealised foreign exchange gain	(1,463)	(657)
Loss on disposal of property,
plant and equipment, net	549	1,647
Impairment losses on long-lived assets	3,106	825
Gain on non-monetary contribution to
a jointly controlled entity	(1,315)	—
Unrealised loss on embedded derivative
component of convertible bonds	3,211	—

Operating profit before changes in working capital	138,135	120,771
Increase in trade accounts receivable	(6,613)	(2,187)
Increase in bills receivable	(4,130)	(1,729)
Increase in inventories	(20,493)	(2,901)
(Increase)/decrease in prepaid expenses
and other current assets	(2,536)	583
Increase in lease prepayments	(4,128)	(577)
Decrease/(increase) in long-term
prepayments and other assets	3,288	(1,111)
Increase/(decrease) in trade accounts payable	39,176	(1,278)
Decrease in bills payable	(9,710)	(1,511)
Increase in accrued expenses and other payables	18,396	10,148
(Decrease)/increase in other liabilities	(207)	36

Cash generated from operations	151,178	120,184
Interest received	404	541
Interest paid	(6,971)	(8,525)
Investment and dividend income received	2,657	649
Income tax paid	(27,674)	(20,342)

Net cash generated from operating activities	119,594	92,507

Consolidated Statement of Changes in Equity

Unit: RMB millions

	Share capital	Capital reserve	Share premium	Revaluation reserve	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity

Balance at 1 January 2007	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Net gain recognised directly in equity:
Unrealised gain for the change in fair value
of available-for-sale financial assets,
net of deferred tax	—	—	—	—	—	—	2,892	—	2,892	145	3,037
Effect of change in tax rate	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Profit for the year	—	—	—	—	—	—	—	56,533	56,533	2,210	58,743
Total recognised income for the year	—	—	—	—	—	—	2,838	56,533	59,371	2,372	61,743
Final dividend for 2006	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2007	—	—	—	—	—	—	—	(4,335)	(4,335)	—	(4,335)
Adjustment to statutory
surplus reserve	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation	—	—	—	—	5,468	—	—	(5,468)	—	—	—
Revaluation surplus realised	—	—	—	(638)	—	—	—	638	—	—	—
Realisation of deferred tax
on lease prepayments	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings
to other reserves	—	—	—	—	—	—	(151)	151	—	—	—
Transfer from other reserves
to capital reserve	—	(1,062)	—	—	—	—	1,062	—	—	—	—
Contribution from Sinopec
Group Company	—	—	—	—	—	—	68	—	68	—	68
Consideration for the Acquisition
of Refinery Plants	—	—	—	—	—	—	(2,468)	—	(2,468)	—	(2,468)
Contributions from minority
interests net of distributions	—	—	—	—	—	—	—	—	—	630	630

Balance at 31 December 2007	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758

	Share capital	Capital reserve	Share premium	Revaluation reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity

Balance at 1 January 2006,
as previously reported	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	987	77,387	224,301	30,679	254,980
Adjusted for the Acquisition
of the Refinery Plants	—	—	—	—	—	—	—	1,798	—	1,798	495	2,293
Balance at 1 January 2006,
as adjusted	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	2,785	77,387	226,099	31,174	257,273
Net gain recognised directly in equity:
Unrealised gain for the change in fair value of
available-for-sale financial assets,
net of deferred tax	—	—	—	—	—	—	—	34	—	34	—	34
Profit for the year	—	—	—	—	—	—	—	—	53,603	53,603	1,435	55,038
Total recognised income for the year	—	—	—	—	—	—	—	34	53,603	53,637	1,435	55,072
Final dividend for 2005	—	—	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2006	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation	—	—	—	—	5,066	—	20,000	—	(25,066)	—	—	—
Statutory public welfare fund transferred to
statutory surplus reserve	—	—	—	—	13,514	(13,514)	—	—	—	—	—	—
Revaluation surplus realised	—	—	—	(1,590)	—	—	—	—	1,590	—	—	—
Realisation of deferred tax on lease prepayments	—	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	704	(704)	—	—	—
Transfer from other reserves to capital reserve	—	(2,373)	—	—	—	—	—	2,373	—	—	—	—
Distribution to Sinopec Group Company	—	—	—	—	—	—	—	(631)	—	(631)	—	(631)
Consideration for the Acquisition of
Oil Production Plants	—	—	—	—	—	—	—	(3,500)	—	(3,500)	—	(3,500)
Acquisitions of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	(9,730)	(9,730)
Contributions from minority interests
net of distributions	—	—	—	—	—	—	—	—	—	—	187	187
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(743)	(743)

Balance at 31 December 2006	86,702	(21,590)	18,072	24,752	32,094	—	27,000	1,758	95,546	264,334	22,323	286,657

9.2.3	Major differences between the financial statements prepared under ASBE and IFRS

(1)	Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	2007	2006
	RMB millions	RMB millions

Net profit under ASBE	57,153	52,983
Adjustments:
Oil and gas properties	523	2,478
Reduced amortisation on revaluation
of land use rights	30	30
Effects of the above adjustments on taxation
and change in tax rate on deferred tax	1,037	(453)

Profit for the year under IFRS*	58,743	55,038

(2)	Effects of major differences between shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	2007	2006
	RMB millions	RMB millions

Shareholders’ equity under ASBE	326,347	281,799
Adjustments:
Oil and gas properties	11,339	10,816
Revaluation of land use rights	(1,042)	(1,072)
Effects of the above adjustments on taxation
and change in tax rate on deferred tax	(3,886)	(4,886)

Total equity under IFRS*	332,758	286,657

*	The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

9.3	Provide explanation for any changes in accounting policy, accounting estimate or recognition policy as compared with those for last annual report

√ Applicable                                     □ Not applicable

The Group adopts ASBE (2006) effective from 1 January 2007.

The Group has issued H-shares and the financial statements in prior years were reported by using the applicable PRC Accounting Rules and Regulations and the International Financial Reporting Standards (“IFRS”). Pursuant to the requirements of the “Opinions on the Implementation of the Accounting Standards for Business Enterprises” (the “Opinions”) and the “China Accounting Standards Bulletin No.1” (the “Bulletin No.1”), the Group, on the first day of adopting ASBE (2006), made retrospective adjustments to those items affected by the change in accounting policies according to the following principles.

Where the principles stipulated in ASBE (2006) differ from those of the applicable PRC Accounting Rules and Regulations and if the Group had already adopted these principles in preparing the financial statements in accordance with the IFRS in prior years, the Group, based on the information used in preparing the financial statements in accordance with IFRS, made retrospective adjustments to those items affected by the change in accounting policies. In addition, retrospective adjustments were made to other items in accordance with the related requirements of “ASBE 38 – First time adoption of Accounting Standards for Business Enterprises” and the Bulletin No.1.

Except for the retrospective adjustments made to the following items in accordance with the requirements of the Opinions, “ASBE 38 – First Time Adoption of Accounting Standards for Business Enterprises” and the Bulletin No.1, there were no other retrospective adjustments resulted from the change in accounting policies.

(a)
Capitalisation of general borrowing costs

Borrowing costs on general borrowings for the acquisition and construction of fixed assets, previously recognised in the income statement as incurred, are capitalised as part of the cost of the qualifying assets when the relevant conditions could be satisfied. Retrospective adjustments were made to the carrying amounts of the fixed assets and construction in progress as at 1 January 2007, resulting in an increase in retained profits.

(b)
Long-term equity investment differences

The excess of the initial investment cost of investment in jointly controlled entities and associates under equity method over the Group’s share of equity of the investee enterprise was amortised on a straight-line basis to the income statement. Under ASBE (2006), the excess of the initial investment cost of investment in jointly controlled entities and associates over the fair value of identifiable net asset acquired is no longer amortised. Retrospective adjustments were made to the equity investment differences by reversing the equity investment differences amortised in prior years, resulting in an increase in retained profits.

(c)
Disposal of oil and gas properties

Gains or losses on the retirement or disposal of an individual item of proved oil and gas property are not recognised unless the retirement or disposal encompasses an entire oil field. Retrospective adjustments are made to the losses on such item, which resulted in a corresponding increase in retained profits, net of depreciation.

(d)
Change in fair value of available-for-sale financial assets

Investments in available-for-sale financial assets are adjusted to fair value which are based on the quoted price from active market as at 1 January 2007. Differences between the carrying amounts and fair value are adjusted retrospectively with a corresponding increase in equity.

(e)
Pre-operating expenditures

Pre-operating expenditures incurred during the start-up period was recorded in long-term deferred expenses. The whole amount of pre-operating expenditures was charged to the income statement when operations commence. Under the ASBE (2006), expenditures on start-up activities are recognised as an expense when they are incurred. The pre-operating expenditures incurred in prior years have been charged to retained profits.

(f)
Government grants

Asset-related government grants (excluding governmental capital injections for investment purposes), previously recognised in capital reserve once complied with the conditions attached, are recognised as deferred income and charged evenly to the income statements over the related assets’ useful lives. Retrospective adjustments have been made to asset-related government grants received in prior years which had been recognised in the capital reserve.

(g)	Debt restructuring The benefits from debt restructuring which were recognised in capital reserve previously, are recognised as non-operating income.

(h)	Income tax Due to retrospective adjustments made to above items (a) to (g), the Group adjusted the deferred tax effect as at 1 January 2007.

(i)
Unrecognised investment losses

The operating results of subsidiaries were included in the Group’s consolidated income statement to the extent that the subsidiaries’ accumulated losses do not result in their carrying amount being reduced below zero. Under ASBE (2006), the excess of subsidiaries’ accumulated loss over the carrying amount is borne by the holding company, unless stated in the articles of associations or agreement that the minority interest is liable and able to bear such losses. As at 1 January 2006 and 31 December 2006, unrecognised investment losses for prior years and for the year are adjusted to retained profits and net profit.

(j)
Minority interests

In accordance with ASBE (2006), minority interests are presented in the total shareholders’ equity, separately from the shareholders’ equity attributable to the equity shareholders of the Company, leading to an increase in total shareholders’ equity. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the net profit between minority interests and the equity shareholders of the Company.

(k)
Investments in subsidiaries

The Company’s investments in subsidiaries were accounted for using the equity method in prior years. According to the requirement of the Bulletin No.1, the Company’s investments in subsidiaries are accounted for using the cost method effective from the acquisition date. Retrospective adjustments made to the comparative figures of the Company’s financial statements did not have impact on the consolidated financial statements of the Group.

(l)
Investments in jointly controlled entities

Investments in jointly controlled entities, previously accounted for in the consolidated financial statements on a proportionate consolidation basis, are accounted for using the equity method. Retrospective adjustments made to the comparative figures did not have impact on the Group’s net profit and shareholders’ equity.

9.4	Details, adjusted amount, reason and impact of material accounting error There is no material accounting error in the current report period.

9.5	Notes on the financial statements prepared under IFRS

9.5.1	Turnover Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

9.5.2	Taxation Taxation in the consolidated income statement represents:

	2007	2006
	RMB millions	RMB millions

Current tax
– Provision for the year	28,628	23,980
– Under-provision in prior years	249	260
Deferred taxation	(4,156)	(736)

	24,721	23,504

A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	2007	2006
	RMB millions	RMB millions

Profit before taxation	83,464	78,542
Expected PRC income tax expense at a statutory
tax rate of 33%	27,543	25,919
Tax effect of non-deductible expenses	1,400	535
Tax effect of non-taxable income	(3,767)	(1,438)
Tax effect of differential tax rate (i)	(1,959)	(2,047)
Tax effect of tax losses not recognised	103	324
Under-provision in prior years	249	260
Tax credit for domestic equipment purchases	(500)	(49)
Effect of change in tax rate on deferred tax (ii)	1,652	—

Actual tax expense	24,721	23,504

Substantially all income before income tax and related tax expense is from PRC sources.

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

(ii)
On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is reduced from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011.

9.5.3
Basic and diluted earnings per share

The calculation of basic and diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to equity shareholders of the Company of RMB 56,533 million (2006: RMB 53,603 million) and the weighted average number of shares of 86,702,439,000 (2006: 86,702,439,000) during the year.

For the year ended 31 December 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the convertible bonds was anti-dilutive.

9.5.4	Dividends Dividends payable to equity shareholders of the Company attributable to the year represent:

	2007	2006
	RMB millions	RMB millions

Dividends declared and paid during the year
of RMB 0.05 per share
(2006: RMB 0.04 per share)	4,335	3,468
Dividends declared after the balance sheet
date of RMB 0.115 per share
(2006: RMB 0.11 per share)	9,971	9,537

	14,306	13,005

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2007, the directors authorised to declare an interim dividend for the year ended 31 December 2007 of RMB 0.05 (2006: RMB 0.04) per share totalling RMB 4,335 million (2006: RMB 3,468 million), which was paid on 28 September 2007.

Pursuant to a resolution passed at the Directors’ meeting on 3 April 2008, a final dividend in respect of the year ended 31 December 2007 of RMB 0.115 (2006: RMB 0.11) per share totalling RMB 9,971 million (2006: RMB 9,537 million) was proposed for shareholders’ approval at the Annual General Meeting. Final dividend of RMB 9,971 million (2006: RMB 9,537 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2007	2006
	RMB millions	RMB millions

Final dividends in respect of the previous
financial year, approved and paid
during the year of RMB 0.11 per share
(2006: RMB 0.09 per share)	9,537	7,803

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2007, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2006 was declared and paid on 29 June 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

9.6	Changes in the scope of consolidation.

√ Applicable                                     □ Not applicable

Pursuant to the resolution passed at the Directors’ meeting on 28 December 2007, the Group acquired the equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively “Refinery Plants”) from Sinopec Group Company, for a total cash consideration of RMB 2,468 million (hereinafter referred to as the “Acquisition of Refinery Plants”).

As the Group and Refinery Plants are under the common control of Sinopec Group Company, the Acquisition of Refinery Plants are considered as “combination of entities under common control”. The financial position as at 31 December 2006 and results of operation for the year ended 31 December 2006 and before previously reported by the Group have been restated to include the results of Refinery Plants.

§10.	Repurchase, Sales and Redemption of Shares

□ Applicable                                     √ Not applicable

§11.
Application of the Model Code

During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange.

§12.
Code on Corporate Governance Practice

Sinopec Corp. has complied with the code provisions of the code on Corporate Governance Practice. The Corporate Governance Report of Sinopec Corp. is continued in its 2007 Annual Report.

§13.	Review of Financial Results The financial results for the year ended 31 December 2007 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

§14.
A detailed results announcement containing all the information required by Paragraphs 45 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By order of the Board
Su, Shulin
Chairman

Beijing, China, 3 April 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs.  Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Document 2

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON PROPOSAL RELATING TO AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Proposed Amendments to the Articles of Association

According to the prevailing market conditions and the needs for further development of the business of Sinopec Corp., the Board announces that on 3 April 2008, it resolved to extend the business scope of the Company and to revise the relevant provisions in Article 12 of the Articles of Association. The proposal relating to amendments to the Articles of Association will be submitted to shareholders for consideration and approval at the AGM to be held on 26 May 2008.

Circular

A circular containing, among other things, details of the proposed amendments to the Articles of Association, and notice to shareholders convening the AGM will be dispatched to shareholders as soon as practicable.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to the prevailing market conditions and the needs for further development of the business of Sinopec Corp., the board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") announces that on 3 April 2008, it resolved to extend the business scope of the Company and to revise the relevant provisions in Article 12 of the Articles of Association. The proposal relating to amendments to the Articles of Association will be submitted to shareholders for consideration and approval at the annual general meeting of shareholders ("AGM") to be held on 26 May 2008.

Article 12 prior to the proposed amendments is as follows:

1

"The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company’s scope of business includes: the exploration, exploitation and sales of oil and natural gas; pipeline transportation of oil and natural gas; oil refining; the production, sales and storage of oil, petrochemical products, chemical fiber products and other chemical products; wholesaling, retailing and storage of oil and other oil products; operation of 24-hour stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, equipment and parts; supervision of manufacturing of equipment; research, development and application of technology and information; import and export; and provision of technology and labour."

Article 12 post the proposed amendments is as follows:

"The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipments and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects."

RECOMMENDATION

The directors believe that the proposed amendments to the Articles of Association are in the best interests of Sinopec Corp. and its shareholders and accordingly recommend the shareholders to vote in favour of the resolution at the AGM.

AGM

Sinopec Corp. is preparing to convene the AGM on 26 May 2008. A circular containing, among other things, details of the proposed amendments to the Articles of Association, and notice to shareholders convening the AGM will be dispatched to shareholders as soon as practicable.

2

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC
3 April 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

3

Document 3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON PROPOSAL RELATING TO THE ISSUE OF DOMESTIC CORPORATE BONDS

Proposed Domestic Corporate Bonds Issue

The Board of Sinopec Corp. announces that on 3 April 2008, it resolved to submit to shareholders for consideration and approval the proposed issue of Domestic Corporate Bonds with an aggregate principal amount of not more than RMB20 billion at the AGM to be held on 26 May 2008.

Circular

A circular containing, among other things, details of the proposed issue of Domestic Corporate Bonds and notice to shareholders convening the AGM will be dispatched to shareholders as soon as practicable.

This announcement is made by Sinopec Corp. pursuant to 13.09(1) of the Hong Kong Listing Rules.

I	PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS

1.
Background

To satisfy the demand for working capital of Sinopec Corp., reduce the financing costs and make full use of the flexibility of the corporate bonds, the Board announces that on 3 April 2008, it resolved to submit to shareholders for consideration and approval the proposed issue of Domestic Corporate Bonds with an aggregate principal amount of not more than RMB20 billion at the AGM to be held on 26 May 2008.

According to the Company Law of the PRC and the Articles of Association of Sinopec Corp., the Domestic Corporate Bond Issue is subject to the approval of shareholders (including holders of H shares and domestic shares).

After approval of shareholders is obtained, the Domestic Corporate Bond Issue will still require final approval from the CSRC. The timing of the issue will depend on the timing of the approval and the condition of the bond market of the PRC.

2.
Proposed Issue of Domestic Corporate Bonds

The proposed arrangements for the Domestic Corporate Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the condition of the PRC bond market):

1

1	Issuer	:	China Petroleum & Chemical Corporation
2	Place of issue	:	Public of Mainland China
3	Size of Domestic Corporate Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB20 billion.
4	Arrangement for issue of Domestic Corporate Bonds to the holders of A shares of Sinopec Corp.	:
The Domestic Corporate Bonds will be issued or placed to the existing holders of A shares of Sinopec Corp.. Subject to the granting of authorisation to the Board by the shareholders of Sinopec Corp. at the AGM, the specific terms and conditions for the Domestic Corporate Bonds Issue (including whether such issuance will be made by way of placing and the proportion of placing) will be determined by the Board after taking into account of the market conditions prior to the issuance.

5	Duration	:
5-10 years since the date of issuance of the Bonds.  The Domestic Corporate Bonds may be issued under single category or mixed categories with different maturity. Subject to the granting of authorisation by shareholders of Sinopec Corp. to the Board at the AGM, the maturity and the issue size of each category of the Domestic Corporate Bonds will be determined by the Board according to the relevant requirements and the market conditions prior to the issuance.

6	Coupon rate	:
The final rate will not exceed 90% of the rate for RMB loans as announced by the People's Bank of China for the same tenure at the time of the issue. (Subject to the granting of authorisation by the shareholders of Sinopec Corp. to the Board at the AGM, the final rate will be determined by the Board according to the market conditions prior to the issuance.)

7	Guarantor	:
It is tentatively decided that China Petrochemical Corporation will provide guarantee for the issue of the Domestic Corporate Bonds.  Subject to the granting of authorisation by the shareholders of Sinopec Corp. to the Board at the AGM, the arrangement for provision of guarantee will be determined by the Board according to the market conditions prior to the issuance and the relevant regulatory requirements.

8	Listing of Domestic Corporate Bonds	:	Subject to the satisfactory of the relevant requirements for listing of shares, application for listing of the Domestic Corporate Bonds on the qualified stock exchange will be made.
9	Validity of the resolution in respect of Domestic Corporate Bond Issue	:	The authority granted to the Board by way of special resolutions passed at the AGM with regard to the proposed issue of Domestic Corporate Bonds will expire 24 months after the date of such resolutions passed at the aforesaid AGM.

3.
Proposed Use of  Proceeds

It is planned that RMB10 billion of the proceeds raised from the Domestic Corporate Bond Issue will be used to improve Sinopec Corp.'s debt structure and the remaining proceeds from the Domestic Corporate Bond Issue will be used to supplement the working capital of Sinopec Corp. so as to improve its fund status.

4.
Granting of Authorisation to the Board to Deal with Matters Relating to the Domestic Corporate Bond Issue

To ensure the smooth issue of the proposed Domestic Corporate Bonds and in accordance with the relevant provision of the "Tentative Methods on Issue of Corporate Bonds" promulgated by the CSRC, it is proposed that the Board will be authorised by shareholders at the AGM to deal with all the matters relating to the Domestic Corporate Bond Issue, including but not limited to the following:

2

(1)
to formulate the specific issue plan with respect to the Domestic Corporate Bond Issue and make amendments and adjustments to the terms of the issue to the extent permitted by laws and regulations based on the specific circumstances of Sinopec Corp. and the prevailling market, including without limitation to: the terms relating to the issue size, materity, coupon rate or method of determination, timing of issurance, provision of security, duration and method of repayment of the principal and the interests, the specific placing arrangements and the place of listing, and any other matters relating to the proposed issue such as whether the Domestic Corporte Bonds will be issued in instalments and whether any term of repurchase and redemption will be adopted for such issue, etc.

(2)	to appoint intermediaries to deal with the Domestic Corporate Issue and to deal with matters relating to the application for the listing of the Domestic Corporate Bonds;

(3)	to select entrusted manager to execute the agreement for management of entrusted bonds and to formulate the rules on meetings of the holders of Domestic Corporate Bonds;

(4)	to enter into contracts, agreements and documents with respect to the proposed issuance and the listing of Domestic Corporate Bonds and to make appropriate information disclosure;

(5)	to deal with matters relating to the listing of the Domestic Corporate Bonds upon completion of the issuance;

(6)
to authorise the Board to determine not to distribute dividends to shareholder in the circumstances where Sinopec Corp. expects that it may fail or is unable to repay the principal and the interests of the Domestic Corporate Bonds on schedule;

(7)
to authorise the Board to make corresponding changes based on the opinions of the regulatory authorities on the specific plan of the issue of the Domestic Corporate Bonds in the circumstances when there is any change to the policies on the issuance of corporate bonds or the market conditions, save for the issues which are subject to the re-voting by shareholders at the general meeting of shareholders as required under the relevant laws, regulations and Articles of Association of Sinopec Corp;

(8)	to deal with any other matters relating to the proposed Domestic Corporate Bond Issue and the listing of the Domestic Corporate Bonds.

The proposed issue of Domestic Corporate Bonds will be conditional on, among other things, the following:

(1)	the obtaining of the approvals by way of special resolution at the AGM;

(2)	the obtaining of the approvals or consents from the relevant PRC regulatory authorities including: (a) the CSRC; and (b) other relevant regulatory bodies

3

II
RECOMMENDATION

The directors believe that the proposed issue of the Domestic Corporate Bond is in the best interests of Sinopec Corp. and its shareholders and accordingly recommend the shareholders to vote in favour of the resolutions at the AGM.

III
AGM

Sinopec Corp. is preparing to convene the AGM on or about 26 May 2008. A circular containing, among other things, details of the proposed Domestic Corporate Bond Issue and notice to shareholders convening the AGM will be dispatched to shareholders as soon as practicable.

IV	DEFINITION In this Announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

"Articles of Association"	the articles of association of Sinopec Corp.
"Board"	the board of directors of Sinopec Corp.
"Domestic Corporate Bond Issue"	the proposed issue of Domestic Corporate Bonds by Sinopec Corp.
"Domestic Corporate Bonds"	domestic corporate bonds of not more than RMB 20 billion in principal amount proposed to be issued by Sinopec Corp.
"AGM"
the annual general meeting of Sinopec Corp. for 2007 to be held on 26 May 2008 at 9:00 a.m. at Crowne Plaza Beijing Wuzhou, No, 8 Beichendong Road, Chaoyang District, Beijing, the People's Republic of China

"CSRC"	China Securities Regulatory Commission
"Mainland China"	the PRC, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan
"RMB"	Renminbi, the lawful currency of PRC
"Sinopec Corp."	China Petroleum & Chemical Corporation

4

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC
3 April 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

 5